FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 23 July 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 23 July 2014, London U.K.

Results Announcement for the second quarter and Interim Management Report for the half-year 2014
GSK delivers Q2 2014 turnover £5.6 billion (-4%) and core EPS 19.1p (-12%) on ex-divestment basis (both CER).  Q2 dividend 19p (+6%)

Core results*
	Q2 2014			H1 2014
	£m	CER%	£%	£m	CER%	£%
Turnover	5,561	(4)	(13)	11,174	(3)	(12)
Core operating profit	1,407	(14)	(25)	2,937	(7)	(22)
Core earnings per share	19.1p	(12)	(25)	40.1p	(5)	(22)

Total results
	Q2 2014			H1 2014
	£m	CER%	£%	£m	CER%	£%
Turnover	5,561	(8)	(16)	11,174	(7)	(15)
Operating profit	1,137	(8)	(21)	2,203	(10)	(27)
Earnings per share	13.6p	(23)	(37)	27.5p	(14)	(34)

Summary

•	Significant strategic progress made in H1 2014 with 3-part Novartis transaction on track for completion during H1 2015 and continued momentum in new product launches in respiratory and HIV.

•
Pharmaceutical and Vaccines sales -4% primarily due to continued increased competition in US respiratory market and generic competition to Lovaza.  Strong performance from Emerging Markets (+11%) partially offset declines in Japan (-7%) and the US (-10%).  Europe sales flat.

•
Transition of respiratory portfolio underway.  With declining Advair sales, new sales growth expected from Breo, Anoro and Incruse, together with anticipated pipeline products.  Expect to maintain respiratory leadership position well into next decade.

•	HIV sales +13% driven by very strong uptake of recently launched integrase inhibitor, Tivicay.

•	Vaccines +5% with strong growth in Emerging Markets (+26%) driven by phasing of tenders.

•
Consumer Healthcare down 4%, impacted by previously highlighted supply interruptions in US and Europe.  Supply position now beginning to improve; Consumer Healthcare sales for full year expected to be broadly flat.

•	Further significant pipeline launches, approvals and filings:
–
Breo for asthma filed in the US.  FDA decision on ICS asthma monotherapy and filing of mepolizumab for severe asthma due in H2 2014.  Phase III development for the first triple combination product (FF/VI/UMEC) for COPD underway

	–	Positive CHMP opinion for combination HIV treatment Triumeq received in quarter; FDA decision due in H2
	–	Tanzeum, once weekly treatment for type II diabetes, now being launched in the US

•
Pipeline opportunity remains substantial with over 40 NMEs in late stage development.  Around 30 assets in R&D have potential to be first in class in areas such as respiratory, immuno-inflammation, epigenetics and cardiovascular.

•	Process started to divest certain US and European brands in Established Products Portfolio with expected total 2014 sales of around £1 billion.

•	Given impact of recent sustained strength of Sterling on free cash flow, share repurchases over balance of 2014 likely to be immaterial.

•	Full year 2014 core EPS now expected to be broadly similar to 2013 (at CER and on an ex-divestment basis).

The full results are presented under ‘Income Statement’ on page 27 and Core results reconciliations are presented on pages 45 to 48.
*For explanations of the measures ‘Core results’, and ‘CER’, see page 25.  2014 core performance is measured against 2013 core results excluding divestments completed during 2013.

GSK’s strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

•	Grow a diversified global business
•	Deliver more products of value
•	Simplify the operating model

Chief Executive Officer’s review

We have made significant strategic progress during the first half of this year, announcing our innovative 3-part transaction with Novartis and progressing the launches of multiple new products in our core therapy areas of Respiratory and HIV.

As we have said previously, synchronisation of new product delivery with managing the impact of competition elsewhere in the portfolio is challenging.

However, this is a critical moment to make the right strategic choices, particularly around investment, for the long-term health of the Group and this is reflected in the decisions we have made in the quarter.

Our good progress on newly launched products is being offset by pricing and contracting pressure in the US.  As we highlighted last quarter, this has resulted in a “step change” reduction in Advair market share and pricing and it is now clear that these pressures are likely to continue.

Our strategy to transition and diversify our respiratory portfolio is underway.  While sales of Advair will continue to reduce, we expect new products such as Breo, Anoro and Incruse, together with anticipated pipeline products, to generate new sales growth.  Already we are seeing some recovery in our overall volume share as new product launches progress, albeit at lower price points given the scale of price competition in the market.  We expect the transition of this portfolio to continue over the next 2-3 years and remain confident that GSK will maintain its leadership position in respiratory well into the next decade.

Performance in the US this year has also been impacted by generic competition to Lovaza, which has been more substantive and began earlier than we expected.

Our performance in the US was the primary reason for Pharmaceutical and Vaccines sales declining 4%.  Outside of the US, our Emerging Markets business grew 11% and in Europe sales were flat for the quarter.  Japan sales were down 7% in the quarter due to destocking following the consumption tax increase, but up 5% year to date.

In Consumer Healthcare, we have experienced supply interruptions for several brands, in particular smoking control products.  As a result sales fell 4% in the quarter.  The supply position is beginning to improve but will continue to impact the performance of this business for the remainder of this year.  Overall, we expect Consumer Healthcare sales to be broadly flat for 2014.

Importantly, we are progressing the launches of our new products.

Tivicay, for the treatment of HIV is set to become one of GSK’s most successful launches with “new to brand” prescription trends firmly above those seen for recent competitor launches at a similar time post-launch.  Tivicay now has 11% market share of the treatment-naive patient population, helping ViiV Healthcare deliver 13% sales growth in the quarter.  Further development work around this product continues.  In the quarter, we received a positive CHMP opinion for our combination HIV treatment, Triumeq and expect an FDA decision before the end of the year.  We also announced a new collaboration with Janssen Pharmaceuticals to develop a combination of Tivicay with the NNRTI, rilpivirine.

Market access for our new respiratory products is building.  Breo for COPD now has around 70% Medicare Part D coverage and we are seeing positive prescription uptake amongst pulmonologists.  Anoro currently has 30% Medicare Part D coverage following launch in late April.  We have now launched Relvar in Europe and Japan.  Anoro is also launched in Europe.

Late stage respiratory development continues on several fronts.  During the quarter we filed Breo for asthma in the US and last week we began phase III development for the first triple combination product for COPD in the Ellipta device.  Looking ahead to the second half of the year, we expect an FDA regulatory decision on our ICS monotherapy product for asthma.  Our first biologic in respiratory, the IL-5 antagonist mepolizumab, for severe asthma, will also be filed with regulators by the end of the year.

This week we are launching Tanzeum, our new once weekly treatment for type II diabetes, in the US.  We also continue to see excellent progress for our recent oncology launches, Tafinlar and Mekinist.

These new products represent new sales growth opportunities for the Group and we are investing behind them.

To do so it is important that we continue to manage our costs and deliver financial efficiencies.  Our ongoing restructuring programmes delivered further savings but these were more than offset by investments made in supporting our multiple new launches and continued investments in manufacturing capacity and new technologies.  Most notably this led to SG&A expenses increasing 3% in the quarter.  Higher investments combined with the 4% decline in sales led to EPS decreasing 12% in CER terms.

Maintaining support for the substantial portfolio of new launches is key to the long-term health of the company.  Taking all factors into account, it is now unlikely that we will deliver sales growth this year and we now expect full year core EPS on a CER and ex-divestment basis to be broadly similar to last year.

Our dividend for the quarter is 19 pence per share, up 6%.

Given the impact of the recent sustained strength of Sterling on free cash flow in the year to date it is likely that share repurchases over the balance of 2014 will be immaterial.

Looking ahead, we remain confident in GSK’s medium and long-term growth prospects and in our strategy to generate sustainable sales growth.

The 3-part transaction with Novartis provides the opportunity to reshape the Group fundamentally and strengthen our position in the long-term growth businesses of Vaccines and Consumer Healthcare.  Subject to consultation and necessary approvals, these businesses will represent around half of Group revenues over the coming years and are expected to be capable of generating mid-single digit sales growth on a more consistent basis.

Allied to Vaccines and Consumer Healthcare will be GSK’s Pharmaceuticals business, which will benefit from the recent new launches, increasing demand from emerging markets and an R&D pipeline with over 40 NMEs in late stage development.  In total across the R&D pipeline we believe around 30 assets have the potential to be first-in-class in areas such as respiratory, immuno-inflammation, epigenetics and cardiovascular disease.  We are confident we can deliver a regular flow of new product introductions over the next few years and this will provide a clear basis for growth in Pharmaceuticals in the future as the performance for this division becomes progressively less dependent on Seretide/Advair.

Elsewhere in pharmaceuticals, we continue to evaluate options to maximise the value of our established products.  To this end, we have started a process to divest US and European products in our Established Products Portfolio with total sales of around £1 billion.  Subject to achieving appropriate shareholder value, we anticipate reaching agreement before the end of the year.

Sir Andrew Witty Chief Executive Officer

A video interview with CEO Sir Andrew Witty and CFO Simon Dingemans discussing today’s results is available on www.gsk.com

All forward looking statements are based on 2013 core numbers adjusted to exclude divestments, at CER and barring unforeseen circumstances.  See ‘Cautionary statement regarding forward-looking statements’ on page 25.

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	Q2 2014		H1 2014
	–––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	3,773	(6)	7,601	(5)
Vaccines	766	5	1,424	4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	4,539	(4)	9,025	(4)
Consumer Healthcare	1,022	(4)	2,149	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover	5,561	(4)	11,174	(3)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover including divestments	5,561	(8)	11,174	(7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by geographic region	Q2 2014		H1 2014
	–––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
US	1,722	(12)	3,432	(11)
Europe	1,592	(3)	3,236	(2)
Emerging Markets	1,525	3	2,992	3
Japan	343	(10)	802	-
Other	379	8	712	3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover	5,561	(4)	11,174	(3)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover outside US and Europe	2,247	1	4,506	2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by segment		Q2 2014		H1 2014
		–––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
		£m	Growth CER%	£m	Growth CER%*
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	US	1,193	(10)	2,323	(10)
-	Europe	1,019	-	2,043	1
-	Emerging Markets	822	11	1,513	7
-	Japan	187	(7)	472	5
-	ViiV Healthcare	352	13	663	9
-	Established Products	696	(24)	1,510	(18)
-	Other trading and unallocated pharmaceuticals	270	17	501	10
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		4,539	(4)	9,025	(4)
Consumer Healthcare		1,022	(4)	2,149	(2)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover		5,561	(4)	11,174	(3)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––

*	Unless otherwise stated, Q2 2014 and H1 2014 turnover growth is in comparison with Q2 2013 and H1 2013 turnover, respectively, excluding divestments in 2013. See page 25.

Turnover – Q2 2014
Total Group turnover for Q2 2014 declined 4% to £5,561 million.  Pharmaceuticals and Vaccines turnover fell by 4%.  Pharmaceuticals turnover declined 6% as growth in Emerging Markets, Europe and ViiV Healthcare was more than offset by lower sales in the US and Japan, and a decline in Established Products sales.  Worldwide Vaccines turnover grew 5%, as a strong performance in Emerging Markets was partly offset by lower reported sales in the US, Europe and Japan.  Consumer Healthcare turnover was £1,022 million in the quarter, down 4%.

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £1,193 million, with Pharmaceuticals down 11% and Vaccines down 2%.  Pharmaceutical sales in the quarter were impacted by continued price and contracting pressures across the US market which particularly affected respiratory sales, down 14% in the quarter.  Excluding wholesaler and retailer stocking patterns, estimated underlying respiratory sales were down 17%, with price down 6% and volume down 11%.  Sales of Advair were down 19%, with an estimated underlying reduction of 21% (14% volume decline and a 7% negative impact of price and mix).

Oncology products in the US contributed strongly to the quarter, with sales up 42% to £119 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist.  Benlysta sales grew 17% to £37 million.  Generic competition in the US continued to impact sales of Dermatology products, which declined 63% to £11 million, and generic competition to Mepron, which began in March 2014, resulted in a 86% decline in sales to £3 million.  The 2% decrease in Vaccines sales primarily resulted from sales of hepatitis vaccines, down 16% to £56 million, largely as a result of stocking patterns in the quarter, partly offset by sales of Boostrix, up 12% to £43 million.

Europe Pharmaceuticals and Vaccines turnover was flat at £1,019 million.  Pharmaceutical sales grew 2% to £780 million, primarily reflecting strong growth in Oncology, up 39% to £106 million, led by Votrient and Promacta, together with the initial stages of the Tafinlar launch.  Sales of the Avodart franchise increased 9% to £70 million.  Seretide declined 4% to £348 million, primarily due to price.  Sales of Prolia declined 88% as a result of the termination in Europe of the commercialisation agreement with Amgen, which was announced in early April 2014.  Vaccines sales fell 5%, reflecting the phasing of shipments of Infanrix, Priorix and Rotarix, now expected in H2 2014, partly offset by higher sales of Boostrix during the quarter, which benefitted in part from a strong performance in Germany.

Emerging Markets Pharmaceuticals and Vaccines turnover increased 11% to £822 million, with Pharmaceuticals up 5% and Vaccines up 26%, reflecting the phasing of tender sales of Synflorix and Rotarix.  The ongoing investigation in China adversely impacted Emerging Markets Pharmaceuticals and Vaccines sales growth by an estimated four percentage points.  In China, sales excluding Established Products were down 20% to £62 million (including Established Products, down 25% to £129 million).  Elsewhere there were strong contributions from Brazil, up 49% to £116 million, and Middle East/North Africa/CIS, up 8% to £211 million.  In Emerging Markets Pharmaceuticals, there was continued growth from Oncology products, up 47% and Augmentin, up 11%.  Seretide sales were down 4%, in part due to the phasing of shipments, but also the impact of generic copies in some markets.

Japan Pharmaceuticals and Vaccines turnover fell 7% to £187 million, with Pharmaceuticals sales declining 7% and Vaccines sales declining by 9%.  The performance in Pharmaceuticals reflected lower sales of Adoair, down 26%, and Avodart, down 14%, primarily due to destocking following local tax changes but also increasing competitive pressures.  Sales of Flolan declined 40% to £8 million, but there was a strong performance from Xyzal, which grew 58% to £26 million in the quarter.  The decline in Vaccines sales reflected the impact on Cervarix of the continued suspension of the recommendation for use of HPV vaccines, partly offset by higher sales of Rotarix.

ViiV Healthcare turnover grew 13% to £352 million as the growth generated by Epzicom, Selzentry and the recent launch of Tivicay more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.

Established Products turnover fell 24% to £696 million, principally reflecting generic competition to Lovaza in the US, down 81%, which commenced in April, and continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 29%, Valtrex, down 24%, and Zeffix, down 20%.

Consumer Healthcare turnover was £1,022 million in the quarter, down 4% compared with Q2 2013.  Growth in Rest of World markets of 3% was offset by lower sales in Europe, down 10%, and US, down 11%.  All three regions were impacted by a number of supply issues.

Total Group turnover for Q2 2014 compared with Q2 2013 including divestments completed in 2013 was down 8%, with Pharmaceuticals and Vaccines down 6% and Consumer Healthcare down 14%.

Turnover – H1 2014
Total Group turnover for H1 2014 declined 3% to £11,174 million.  Pharmaceuticals and Vaccines turnover fell by 4%.  Pharmaceuticals turnover declined 5% as growth in Emerging Markets, Europe, Japan and ViiV Healthcare was more than offset by lower sales in the US and in Established Products.  Worldwide Vaccines turnover grew 4%, as performances in the US and Emerging Markets were partly offset by lower reported sales in Europe and Japan.  Consumer Healthcare turnover was £2,149 million in the six months, down 2% compared with H1 2013.

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £2,323 million, with Pharmaceuticals down 13% and Vaccines up 9%.  Pharmaceutical sales were impacted by continued price and contracting pressures across the US market which particularly affected respiratory sales, down 17%.  Excluding wholesaler and retailer stocking patterns, estimated underlying respiratory sales were down 14% with price, after net favourable adjustments to accruals for returns and rebates, down 2% and volume down 12%.  Sales of Advair were down 24%, with an estimated underlying decline of 21% (14% decline in volume and a 7% decline from price and mix).

Oncology products in the US contributed strongly to the first six months, with sales up 36% to £227 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist.  Benlysta sales grew 24% to £71 million.  Generic competition in the US continued to impact sales of Dermatology products, which declined 60% to £24 million and Mepron, which declined 48% to £20 million.  The 9% increase in Vaccines sales primarily resulted from sales of Infanrix/Pediarix, up 35% to £137 million, which benefited from a favourable comparison with H1 2013 which was impacted by CDC stockpile movements.  Sales of hepatitis vaccines were down 15% to £100 million, while Boostrix sales were up 26% to £73 million.

Europe Pharmaceuticals and Vaccines turnover grew 1% to £2,043 million.  Pharmaceutical sales grew 2% to £1,564 million, primarily reflecting strong growth in Oncology, up 31% to £201 million, led by Votrient and Promacta, together with the initial stages of the Tafinlar launch.  Sales of the Avodart franchise increased 9% to £141 million.  Seretide declined 4% to £700 million, primarily due to price.  Vaccines sales fell 1%, reflecting the phasing of shipments of Infanrix, Priorix and Rotarix, now expected in H2 2014, partly offset by higher sales of Boostrix and Rotarix.

Emerging Markets Pharmaceuticals and Vaccines turnover increased 7% to £1,513 million, with Pharmaceuticals up 6% and Vaccines up 10%, primarily reflecting the phasing of tender sales of Boostrix and Rotarix.  The ongoing investigation in China adversely impacted Emerging Markets Pharmaceuticals and Vaccines sales growth by an estimated three percentage points.  In China, sales excluding Established Products were down 17% to £125 million (including Established Products, down 22% to £267 million).  Elsewhere there were strong contributions from Brazil, up 34% to £174 million, the remainder of Latin America, up 11% to £280 million, and Africa/Developing Countries, up 20% to £131 million.  Excluding China, there was continued growth from Respiratory products, up 3%, Oncology, up 40%, Augmentin, up 4%, and the Avodart franchise, up 24%.

Japan Pharmaceuticals and Vaccines turnover grew 5% to £472 million, with Pharmaceuticals sales increasing 6% and Vaccines sales declining by 27%.  Pharmaceuticals sales benefited from the government stockpiling of Relenza at the start of the year, with sales more than doubling, and also strong growth in Avodart, up 17%.  This growth was partially offset by lower sales in the Respiratory portfolio, which were affected by a weaker allergy season and increased competitive pressures.  The decline in Vaccines sales reflected the impact on Cervarix of the continued suspension of the recommendation for use of HPV vaccines, partly offset by higher sales of Rotarix.

ViiV Healthcare turnover grew 9% to £663 million as the growth generated by Epzicom and the recent launch of Tivicay more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.

Established Products turnover fell 18% to £1,510 million, reflecting generic competition to Lovaza in the US, down 54%, which commenced in April, and continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 22%, Valtrex, down 24%, and Zeffix, down 18%.

Consumer Healthcare turnover was £2,149 million in H1 2014, down 2% compared with H1 2013.  Growth in Rest of World markets of 4% was offset by lower sales in Europe, down 7%, and the US, down 10%, as all three regions were impacted by a number of supply issues.

Total Group turnover for H1 2014 compared with H1 2013 including divestments completed in 2013 was down 7%, with Pharmaceuticals and Vaccines down 5% and Consumer Healthcare down 11%.

Core operating profit and margin

Core operating profit	Q2 2014			H1 2014
	––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––
	£m	% of turnover	Growth CER%	£m	% of turnover	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,561	100	(4)	11,174	100	(3)

Cost of sales	(1,538)	(27.7)	(3)	(3,096)	(27.7)	(4)
Selling, general and administration	(1,922)	(34.6)	3	(3,733)	(33.4)	-
Research and development	(766)	(13.8)	(3)	(1,550)	(13.9)	(4)
Royalty income	72	1.4	(10)	142	1.3	(25)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,407	25.3	(14)	2,937	26.3	(7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core profit before tax	1,259		(14)	2,629		(7)
Core profit after tax	982		(12)	2,051		(6)
Core profit attributable to shareholders	921		(13)	1,928		(6)
	––––––––––––		––––––––––––	––––––––––––		––––––––––––
Core earnings per share	19.1p		(12)	40.1p		(5)
	––––––––––––		––––––––––––	––––––––––––		––––––––––––

Core operating profit by division	Q2 2014			H1 2014
	––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––
	£m	Margin %	Growth CER%	£m	Margin %	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	1,196	31.7	(18)	2,518	33.1	(12)
Vaccines	289	37.7	32	530	37.2	38
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,485	32.7	(12)	3,048	33.8	(6)
Consumer Healthcare	142	13.9	(20)	306	14.2	(12)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	1,627	29.3	(12)	3,354	30.0	(7)
Corporate & other unallocated costs	(220)		6	(417)		(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,407	25.3	(14)	2,937	26.3	(7)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core operating profit by segment		Q2 2014			H1 2014
		––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––
		£m	Margin %	Growth CER%	£m	Margin %	Growth CER%*
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	USA	751	63.0	(19)	1,469	63.2	(17)
-	Europe	553	54.3	(1)	1,127	55.2	3
-	Emerging Markets	234	28.5	22	425	28.1	22
-	Japan	78	41.7	(16)	228	48.3	5
-	ViiV Healthcare	225	63.9	9	429	64.7	9
-	Established Products	402	57.8	(26)	887	58.7	(19)
-	Pharmaceutical R&D	(664)		-	(1,311)		-
-	Other trading and unallocated pharmaceuticals	(94)	(34.8)	(45)	(206)	(41.1)	(62)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		1,485	32.7	(12)	3,048	33.8	(6)
Consumer Healthcare		142	13.9	(20)	306	14.2	(12)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
		1,627	29.3	(12)	3,354	30.0	(7)
Corporate & other unallocated costs		(220)		6	(417)		(5)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit		1,407	25.3	(14)	2,937	26.3	(7)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

*	Unless otherwise stated, Q2 2014 growth is in comparison with Q2 2013 core results excluding divestments in 2013. See page 25.

Core operating profit – Q2 2014
Core operating profit was £1,407 million, 14% lower than Q2 2013 in CER terms on a turnover decline of 4%.  The core operating margin of 25.3% was 4.2 percentage points lower than in Q2 2013.  Excluding currency effects, the margin decreased 3.2 percentage points.  This primarily reflected an increase in the SG&A margin as SG&A costs increased 3% on a turnover decline of 4%.

Cost of sales as a percentage of turnover was 27.7%, compared with 26.5% in Q2 2013.  Net of adverse currency translation effects the cost of sales percentage increased 0.5 percentage points.  This reflected adverse mix movements, particularly the decline in Pharmaceuticals sales in the US, but also continuing investments in new launch capacity and in future manufacturing technology that exceeded the benefit of the Group’s ongoing cost reduction programmes in the quarter.

SG&A costs as a percentage of sales were 34.6%, 2.6 percentage points higher than Q2 2013.  Excluding currency effects, the SG&A percentage increased 2.5 percentage points reflecting continued investments in the Group’s multiple new product launches only partially offset by the benefits in the quarter of the Group’s restructuring programmes and ongoing cost management efforts.

R&D expenditure declined 3% to £766 million (13.8% of turnover) compared with £846 million (13.3% of turnover) in Q2 2013.  This reflected the completion of a number of large trials and the phasing of ongoing project spending as well as continuing cost management benefits.

Royalty income was £72 million (Q2 2013: £82 million) following the conclusion of a number of royalty agreements.

Core operating profit – H1 2014
Core operating profit was £2,937 million, 7% lower than in H1 2013 in CER terms on a turnover decline of 3%.  The core operating margin of 26.3% was 3.4 percentage points lower than in Q2 2013.  Excluding currency effects, the margin decreased 1.2 percentage points.  This primarily reflected an increase in the SG&A margin as SG&A costs were flat on a turnover decline of 3%.

Cost of sales as a percentage of turnover was 27.7% compared with 27.1% in H1 2013.  Net of adverse currency translation effects the cost of sales percentage decreased 0.2 percentage points.  This reflected the benefit of the Group’s ongoing cost reduction programmes in H1, partially offset by adverse mix movements, particularly the decline in Pharmaceuticals sales in the US, but also continuing investments in new launch capacity and in future manufacturing technology.

SG&A costs as a percentage of sales were 33.4%, 2.1 percentage points higher than H1 2013.  Excluding currency effects the SG&A percentage increased 1.0 percentage points reflecting continued investments in the Group’s multiple new product launches only partially offset by the benefits in H1 of the Group’s restructuring programmes and ongoing cost management efforts.

R&D expenditure declined 4% to £1,550 million (13.9% of turnover) compared with £1,701 million (13.5% of turnover) in H1 2013.  This reflected the phasing of ongoing project spending as well as the completion of a number of large trials and continuing cost management benefits.

Royalty income was £142 million (H1 2013: £195 million) following the conclusion of a number of royalty agreements.  H1 2013 also included a prior year catch-up adjustment.

Core profit after tax and core earnings per share – Q2 2014
Net finance expense was £156 million compared with £183 million in Q2 2013, reflecting GSK’s strategy to improve the funding profile of the Group.

The share of profits of associates and joint ventures was £8 million (Q2 2013: £7million).

Tax on core profit amounted to £277 million and reflected an effective core tax rate of 22.0% (Q2 2013: 24.0%).

Core EPS of 19.1p decreased 12% in CER terms but declined 25% at actual exchange rates due to the impact of currencies on the translation of overseas results.

Core profit after tax and core earnings per share – H1 2014
Net finance expense was £317 million compared with £359 million in H1 2013, reflecting GSK’s strategy to improve the funding profile of the Group despite net debt at 30 June 2014 being £1.8 billion higher than at December 2013.

The share of profits of associates and joint ventures was £9 million (H1 2013 £18 million), reflecting the reduced shareholding in the Aspen group, currency movements and a number of one-off adjustments.

Tax on core profit amounted to £578 million and reflected an effective core tax rate of 22.0% (H1 2013: 23.1%).

Core EPS of 40.1p decreased 5% in CER terms but declined 22% at actual exchange rates due to the impact of currencies on the translation of overseas results and losses on intercompany transactions of £47 million (H1 2013: gain of £36 million).

Outlook for 2014
In 2014, GSK now expects to deliver full year core EPS on a CER and ex-divestment basis broadly similar to last year (from 2013 base of 108.4p adjusted for divestments completed during 2013).

Currency impact
The Q2 2014 results are based on average exchange rates, principally £1/$1.68, £1/€1.23 and £1/Yen 173.  Comparative exchange rates are given on page 39.  The period-end exchange rates were £1/$1.71, £1/€1.25 and £1/Yen 173.

In the quarter, turnover declined 4% CER and declined 13% at actual exchange rates.  Core EPS for the quarter of 19.1p was down 12% in CER terms and down 25% at actual rates.  The negative currency impact reflected the strengthening of Sterling against the US Dollar, the Euro, Japanese Yen and a range of Emerging Markets currencies.  The relatively lower proportion of the cost base in Emerging Markets contributed to the greater adverse currency impact on EPS compared with that on turnover.

In H1 2014, turnover declined 3% CER and declined 12% at actual exchange rates.  Core EPS for the quarter of 40.1p was down 5% in CER terms and down 22% at actual rates.  The negative currency impact reflected the strengthening of Sterling against the US Dollar, the Euro, Japanese Yen and a range of Emerging Markets currencies.  The relatively lower proportion of the cost base in Emerging Markets contributed to the greater adverse currency impact on EPS compared with that on turnover. In addition, losses on settled intercompany transactions were £47 million in H1 2014 compared with a gain of £36 million in H1 2013, the movement representing 2 percentage points of the negative currency impact of 17% on core EPS.

If exchange rates were to hold at the Q2 2014 period-end rates for the rest of 2014, the estimated adverse impact on 2014 sterling turnover would be around 7%, and if there were no further exchange gains or losses, the estimated adverse impact on 2014 sterling core EPS would be around 12%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q2 2014			Q2 2013
	––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results before divestments	1,407	982	19.1	1,878	1,294	25.3
Divestments				65	49	1.0
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results including divestments	1,407	982	19.1	1,943	1,343	26.3

Intangible asset amortisation	(152)	(115)	(2.3)	(133)	(97)	(2.0)
Intangible asset impairment	(1)	(1)	-	(135)	(100)	(2.1)
Major restructuring costs	(101)	(79)	(1.6)	(173)	(39)	(0.8)
Legal costs	(47)	(42)	(0.9)	(24)	(24)	(0.5)
Acquisition accounting and other	31	(43)	(0.7)	(40)	1	0.6
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(270)	(280)	(5.5)	(505)	(259)	(4.8)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	1,137	702	13.6	1,438	1,084	21.5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	H1 2014			H1 2013
	––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results before divestments	2,937	2,051	40.1	3,754	2,623	51.4
Divestments				114	86	1.8
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results including divestments	2,937	2,051	40.1	3,868	2,709	53.2

Intangible asset amortisation	(322)	(241)	(5.0)	(267)	(194)	(4.0)
Intangible asset impairment	(49)	(40)	(0.8)	(134)	(99)	(2.0)
Major restructuring costs	(180)	(140)	(2.9)	(259)	(184)	(3.8)
Legal costs	(155)	(128)	(2.7)	(90)	(78)	(1.6)
Acquisition accounting and other	(28)	(81)	(1.2)	(100)	(41)	(0.4)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(734)	(630)	(12.6)	(850)	(596)	(11.8)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	2,203	1,421	27.5	3,018	2,113	41.4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Full reconciliations between core results and total results are set out on pages 45 to 48 and the definition of core results is set out on page 25.

Total operating profit and total earnings per share – Q2 2014
Total operating profit was £1,137 million compared with £1,438 million in Q2 2013.  The non-core items resulted in total net charges of £270 million in the quarter (Q2 2013: £505 million, excluding divestments).

The intangible asset amortisation increased to £152 million (Q2 2013: £133 million) reflecting the acceleration of amortisation of Lovaza.

Major restructuring charges of £101 million (Q2 2013: £173 million) included £21 million under the Operational Excellence programme and £76 million under the Major Change programme.

Legal charges of £47 million (Q2 2013: £24 million) principally related to higher litigation costs.

Acquisition accounting and other adjustments resulted in net income of £31 million (Q2 2013: charge of £40 million) and included a gain of £106 million arising from the termination in Europe of the commercialisation agreement for Prolia with Amgen.  Other adjustments included charges related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The charge for taxation on total profits amounted to £284 million and represented a total effective tax rate of 28.8% (Q2 2013: 15.8%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 38.

Total EPS was 13.6p, compared with 21.5p in Q2 2013 a decrease of 7.9p, of which 2.9p was due to currency.  Non-core net charges totalled 5.5p per share compared with 4.8p in Q2 2013, excluding divestments.

Total operating profit and total earnings per share – H1 2014
Total operating profit was £2,203 million compared with £3,018 million in H1 2013.  The non-core items resulted in total net charges of £734 million in the six months (H1 2013: £850 million, excluding divestments).

The intangible asset amortisation increased to £322 million (H1 2013: £267 million) reflecting the acceleration of amortisation of Lovaza.

Major restructuring charges of £180 million (H1 2013: £ 259 million) included £53 million under the Operational Excellence programme and £122 million under the Major Change programme.  The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business.  The programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million.  It has delivered approximately £0.3 billion of incremental savings and remains on track to deliver annual pre-tax savings of at least £1.0 billion by 2016.

Legal charges of £155 million (H1 2013: £90 million) principally related to settlement of existing anti-trust matters and higher litigation costs.

Acquisition accounting and other adjustments resulted in a net charge of £28 million (H1 2013: £100 million) and included a gain of £106 million arising from the termination in Europe of the commercialisation agreement for Prolia with Amgen.  Other items also included charges related to major acquisitions, business, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The charge for taxation on total profits amounted to £468 million and represented a total effective tax rate of 24.8% (H1 2013: 21.7%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 38.

Total EPS was 27.5p, compared with 41.4p in H1 2013 a decrease of 13.9p, of which 8.1p was due to currency.  Non-core net charges totalled 12.6p per share compared with 11.8p in H1 2013, excluding divestments.

Cash generation and conversion

Cash flow and net debt

	Q2 2014	H1 2014	H1 2013
	––––––––––––	––––––––––––	––––––––––––
Net cash inflow from operating activities (£m)	766	1,693	2,958
Adjusted net cash inflow from operating activities* (£m)	971	1,939	3,059
Free cash flow* (£m)	40	507	1,712
Adjusted free cash flow* (£m)	245	753	1,813
Free cash flow growth (%)	(96)%	(70)%	2%
Free cash flow conversion* (%)	35%	52%	87%
Net debt (£m)	14,423	14,423	15,720
	––––––––––––	––––––––––––	––––––––––––

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 25.

The net cash inflow from operating activities for the quarter was £766 million (Q2 2013: £1,711 million).  Excluding legal (£205 million outflow; Q2 2013: £37 million inflow), the adjusted net cash inflow from operating activities was £971 million (Q2 2013: £1,674 million), a 42% decrease compared with 2013.  This primarily reflected the impact of the strength of Sterling on profits and lower profits, including the impact of divestments.

The net cash inflow from operating activities for the six months was £1,693 million (H1 2013: £2,958 million).  Excluding legal settlements of £246 million (H1 2013: £101 million), the adjusted net cash inflow from operating activities was £1,939 million (H1 2013: £3,059 million), a 37% decrease compared with 2013.  This primarily reflected the impact of the strength of Sterling on profits and lower profits, including the impact of divestments.

Free cash flow was £507 million for the six months.  Excluding legal payments, adjusted free cash flow was £753 million (H1 2013: £1,813 million).  The decrease primarily reflected the impact of lower sterling profits and the impact of divestments.  The Group paid dividends to shareholders of £2,009 million and spent £237 million on repurchasing shares.

At 30 June 2014, net debt was £14.4 billion, compared with £12.6 billion at 31 December 2013, comprising gross debt of £17.6 billion and cash and liquid investments of £3.2 billion.  The increase in net debt reflected the consideration of £0.7 billion paid to increase the shareholding in the Group’s Indian pharmaceutical subsidiary from 50.7% to 75% and the acquisition of the remaining 30% of GSK’s Indonesian Consumer Healthcare business held by a third party.  At 30 June 2014, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £3,143 million with loans of £2,007 million repayable in the subsequent year.

Working capital

	30 June 2014	31 March 2014	31 December 2013	30 September 2013	30 June 2013
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Working capital conversion cycle* (days)	208	205	176	201	198
Working capital percentage of turnover (%)	22	22	19	22	22
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

* Working capital conversion cycle is defined on page 25.

The reported working capital conversion cycle days are distorted by divestments made in 2013 and the intangible asset impairments included in the denominator used in the conversion cycle computation.  The 30 June 2014 and year-end 2013 conversion cycles adjusted for these factors were around 218 days and 190 days respectively. The increase of 28 days is predominantly due to the expected stock building behind new launches and seasonal phasing of a number of products particularly Vaccines and a reduction in the denominator arising from the translation of overseas revenue and costs due to the strengthening of Sterling.

On a similar adjusted basis, the 30 June 2014 cycle of 218 days compares with 204 days at 30 June 2013, an increase of 14 days, which was predominantly due to stock building.

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

In determining specific share repurchase levels, the company also considers the development of free cash flow during the year.  Given the impact of the recent sustained strength of Sterling on free cash flow in the year-to-date it is likely that share repurchases over the balance of 2014 will be immaterial.

Quarterly dividends
The Board has declared a second interim dividend of 19 pence per share (Q2 2013: 18 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 64.8204 cents per ADS based on an exchange rate of £1/$1.7058.  One ADS represents two ordinary shares.  The ex-dividend date will be 6 August 2014, with a record date of 8 August 2014 and a payment date of 2 October 2014.

	Paid/ payable	Pence per share	£m
	––––––––––––	––––––––––––	––––––––––––
2014
First interim	10 July 2014	19	913
Second interim	2 October 2014	19	913
		––––––––––––	––––––––––––
2013
First interim	11 July 2013	18	878
Second interim	3 October 2013	18	864
Third interim	9 January 2014	19	910
Fourth interim	10 April 2014	23	1,099
		––––––––––––	––––––––––––
		78	3,751
		––––––––––––	––––––––––––

Share repurchases
During the quarter, GSK repurchased 13.0 million shares at a cost of £210 million (Q2 2013: £367 million), bringing the total for the six months to 14.7 million shares (£238 million), including a quarter-end settlement accrual of £1 million.  The company issued 2.6 million shares under employee share schemes amounting to £32 million (Q2 2013: £307 million).

The weighted average number of shares for Q2 2014 was 4,812 million, compared with 4,855 million in Q2 2013, a reduction of 1%.

Divisional performance

Pharmaceuticals

	Q2 2014		H1 2014
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Respiratory	1,559	(8)	3,113	(9)
Oncology	295	39	556	33
Cardiovascular, metabolic and urology	233	(7)	474	(2)
Immuno-inflammation	42	21	88	42
Other pharmaceuticals	596	2	1,197	4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Innovative Pharmaceuticals	2,725	(2)	5,428	(2)
ViiV Healthcare (HIV)	352	13	663	9
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	3,077	-	6,091	(1)

Established Products	696	(24)	1,510	(18)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	3,773	(6)	7,601	(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Respiratory

Q2 2014 (£1,559 million; down 8%)
Respiratory sales in the quarter declined 8% to £1,559 million.  Seretide/Advair sales were down 12% to £1,095 million, Flixotide/Flovent sales decreased 6% to £172 million and Ventolin sales grew 8% to £155 million. Xyzal sales, almost exclusively made in Japan, grew 42% to £30 million.

In the US, Respiratory sales fell 14%, primarily reflecting the continued price and contracting pressures, including for new products, which affected the ICS/LABA combination market, where Advair and Breo Ellipta compete, and also the LABA/LAMA combination market, where Anoro Ellipta has recently been introduced.  Underlying US respiratory sales, excluding wholesaler and retailer stocking patterns, were down an estimated 17%, with price down 6% and volume down 11%.  Advair sales were down 19% to £528 million, with an estimated underlying reduction of 21% for the quarter (14% volume decline and a 7% negative impact of price and mix).  Flovent sales were down 6% to £106 million, compared with an estimated underlying reduction of 5% for the quarter (4% volume decrease and a 1% negative impact of price and mix) and Ventolin grew 14% to £73 million.  The estimated underlying growth of Ventolin was 3%, with the reported sales benefiting from net favourable adjustments to accruals for returns and rebates.  The two new products for COPD, Breo Ellipta launched in Q4 2013, and Anoro Ellipta launched in Q2 2014, sold £5 million each.

European Respiratory sales were down 3%, primarily reflecting increasing competition.  Seretide sales declined 4% to £348 million, primarily due to price.  Relvar Ellipta, approved in Europe for both COPD and asthma, was launched in Q1 2014, and recorded sales of £3 million in the quarter.

Respiratory sales in Emerging Markets fell 3%, but sales excluding China were flat.  Seretide fell 4% to £98 million, in part due to the phasing of shipments and the impact of generic copies in some markets.  Sales growth of Ventolin, up 7% to £40 million, and Veramyst, up 18% to £18 million, was offset by declines in the rest of the Respiratory portfolio.

In Japan, Respiratory sales overall fell 4% to £95 million despite strong growth in Xyzal, up 58% to £26 million.  This growth was more than offset by lower sales for Adoair, down 26% to £45 million, in part due to destocking following local tax changes but also increasing competitive pressures.  Relvar Ellipta recorded sales of £2 million in the quarter, but were limited by the “Ryotan” restrictions, which limit prescriptions to two weeks’ supply in the first year after launch of a new product.

H1 2014 (£3,113 million; down 9%)
Respiratory sales in H1 2014 declined 9% to £3,113 million.  Seretide/Advair sales were down 14% to £2,134 million, Flixotide/Flovent sales decreased 4% to £365 million and Ventolin sales grew 11% to £328 million. Xyzal sales, almost exclusively made in Japan, grew 4% to £68 million.

In the US, Respiratory sales fell 17%, primarily reflecting the continued price and contracting pressures in the market.  Underlying US respiratory sales, excluding wholesaler and retailer stocking patterns, were down an estimated 14%, with price, after net favourable adjustments to accruals for returns and rebates, down 2% and volume down 12%.

US Advair sales were down 24% to £983 million, with an estimated underlying reduction of 21% for the six months (14% volume decline and a 7% negative impact of price and mix).  Flovent sales were down 2% to £229 million, with an estimated underlying reduction of 6% (7% volume decrease and a 1% positive impact of price and mix).  Ventolin sales grew 22% to £165 million, but the estimated underlying decline was 3%.  Breo Ellipta recorded sales of £6 million and Anoro Ellipta sold £5 million in H1 2014.

European Respiratory sales were down 3%, primarily reflecting increasing competition.  Seretide sales declined 4% to £700 million, primarily due to price reductions.  Relvar Ellipta recorded sales of £5 million in the six months.

Respiratory sales in Emerging Markets  were flat, but grew 3% excluding China.  Seretide was flat at £195 million (down 1% excluding China).  Sales growth of Ventolin, up 7% to £78 million, and Veramyst, up 21% to £35 million, was offset by declines in the rest of the Respiratory portfolio.

In Japan, Respiratory sales overall fell 4% to £243 million, as sales growth of Xyzal, up 4% to £60 million, and the launch of Relvar Ellipta, which sold £3 million in the six months, were more than offset by lower sales for the rest of the Respiratory portfolio.  Sales of Adoair were flat.

Oncology

Q2 2014 (£295 million; up 39%)
Oncology sales in the quarter grew 39% to £295 million.  Votrient sales grew 41% to £101 million and Promacta sales grew 36% to £55 million.  Arzerra sales fell 18% to £12 million and Tykerb/Tyverb sales fell 6% to £45 million.  Generic competition to both Hycamtin and Argatroban was more than offset by new launches as Tafinlar and Mekinist recorded sales of £33 million and £16 million, respectively.

In the US, Oncology grew 42% to £119 million. Votrient sales grew 28% to £42 million and sales of Promacta grew 21% to £21 million.  Mekinist and Tafinlar sales were £15 million and £14 million, respectively.  Both were launched in late Q2 2013.

In Europe, Oncology grew 39% to £106 million, led by sales of Votrient, which increased by 37% to £39 million in the period.  Promacta grew 46% to £18 million and sales of Tafinlar, which was launched in Q3 2013, were £16 million.  In Emerging Markets and Japan, Oncology sales in the quarter grew 47% to £44 million and 6% to £15 million, respectively.

H1 2014 (£556 million; up 33%)
Oncology sales in the six months grew 33% to £556 million.  Votrient sales grew 36% to £188 million and Promacta sales grew 33% to £103 million.  Arzerra sales fell 21% to £28 million and Tykerb/Tyverb sales fell 10% to £87 million.  Generic competition to both Hycamtin and Argatroban was more than offset by new launches as Tafinlar and Mekinist recorded sales of £55 million and £29 million, respectively.

In the US, Oncology grew 36% to £227 million. Votrient sales grew 23% to £79 million and sales of Promacta grew 20% to £39 million.  Mekinist and Tafinlar sales were £28 million and £25 million, respectively.

In Europe, Oncology grew 31% to £201 million, led by sales of Votrient, which increased by 39% to £76 million in the period.  Promacta grew 46% to £34 million and sales of Tafinlar, were £26 million.  In Emerging Market and Japan, Oncology sales in H1 2014 grew 42% to £80 million and 10% to £29 million, respectively.

Cardiovascular, metabolic and urology

Q2 2014 (£233 million; down 7%)
Sales in the category fell 7% to £233 million.  The Avodart franchise fell 2% to £199 million, with 9% growth in sales of Duodart/Jalyn and a 5% decline in sales of Avodart, and Levitra fell 33% to £24 million in the quarter.   Sales of Prolia decreased 25% to £7 million, in part due to the agreement with Amgen to terminate the joint commercialisation in a number of European markets, Mexico and Russia, which was announced in April.

On a regional basis, sales in the US were down 20% to £90 million, Europe down 5% to £71 million and Japan, down 14% to £22 million, but sales in Emerging Markets were up 11% to £35 million.

H1 2014 (£474 million; down 2%)
Sales in the category fell 2% to £474 million.  The Avodart franchise grew 2% to £398 million, with 15% growth in sales of Duodart/Jalyn and a 2% decline in sales of Avodart.  Levitra fell 30% to £48 million in the period. Sales of Prolia grew 18% to £23 million, prior to the termination in Europe of the joint commercialisation agreement with Amgen.

On a regional basis, sales in the US, down 19% to £173 million, were partly offset by Europe, up 4% to £152 million, Emerging Markets, up 20% to £68 million, and Japan, up 17% to £53 million.

Immuno-inflammation

Q2 2014 (£42 million; up 21%)
Immuno-inflammation sales grew 21% to £42 million.  Benlysta turnover in the quarter was £41 million, up 21%.  In the US, Benlysta sales were £37 million, up 17%.

H1 2014 (£88 million; up 42%)
Immuno-inflammation sales grew 42% to £88 million.  Benlysta turnover in the six months was £79 million, up 28%.  In the US, Benlysta sales were £71 million, up 24%.

Other pharmaceuticals

Q2 2014 (£596 million; up 2%)
Other therapy areas grew 2% to £596 million, and included £36 million of Theravance milestone income received in the quarter (Q2 2013: £19 million).  This growth was partially offset by generic competition to Dermatology products, which primarily affected sales of Soriatane in the US, and by a decline in sales of Mepron, down 68% to £7 million, following the start of generic competition in March 2014.

H1 2014 (£1,197 million; up 4%)
Other therapy areas grew 4% to £1,197 million, principally reflecting government stockpiling of Relenza in Japan, which more than doubled to £45 million and included Theravance milestone income of £45 million (H1 2013: £19 million).  This growth was partially offset by generic competition to Dermatology products, which primarily affected sales of Soriatane in the US, and by a decline in sales of Mepron.

ViiV Healthcare (HIV)

Q2 2014 (£352 million; up 13%)
ViiV Healthcare sales increased 13%, with the US up 38%, Emerging Markets down 22%, Japan up 8%, and Europe flat.  Epzicom/Kivexa sales increased 6% to £188 million, Selzentry sales increased 14% to £38 million and Tivicay, which was launched in the US in Q3 2013 and in Europe in Q1 2014, recorded sales of £64 million.  This growth was partially offset by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 33% to £16 million, and Trizivir, down 65% to £7 million.

H1 2014 (£663 million; up 9%)
ViiV Healthcare sales increased 9%, with the US up 20%, Emerging Markets down 6%, Japan up 17%, and Europe down 1%.  Epzicom/Kivexa sales increased 9% to £365 million, Selzentry sales increased 4% to £71 million and Tivicay recorded sales of £95 million.  This growth was partially offset by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 42% to £32 million, and Trizivir, down 60% to £18 million.

Established Products

Q2 2014 (£696 million; down 24%)
Established Products turnover fell 24% to £696 million with declines in all regions.  Sales in the US were down 40% to £183 million, Europe was down 10% to £151 million, Emerging Markets was down 14% to £243 million and Japan was down 21% to £106 million.

Generic competition to Lovaza in the US, down 81% to £27 million, Seroxat/Paxil, down 29% to £49 million, Valtrex, down 24% to £37 million, and Zeffix, down 20% to £40 million, all contributed to the decline in the category.

H1 2014 (£1,510 million; down 18%)
Established Products turnover fell 18% to £1,510 million with declines in all regions.  Sales in the US were down 29% to £439 million, Europe was down 12% to £318 million, Emerging Markets was down 11% to £507 million and Japan was down 12% to £222 million.

Generic competition to Lovaza down 54% to £132 million, Seroxat/Paxil, down 22% to £104 million, Valtrex, down 24% to £74 million, and Zeffix, down 18% to £85 million, all contributed to the decline in the category.

Vaccines

	Q2 2014		H1 2014
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Boostrix	94	47	154	45
Cervarix	22	(48)	56	(28)
Fluarix, FluLaval	6	(14)	15	(23)
Hepatitis	142	(10)	262	(9)
Infanrix, Pediarix	202	-	404	9
Rotarix	103	31	189	24
Synflorix	105	51	167	7
Other	92	(13)	177	(9)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	766	5	1,424	4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Q2 2014 (£766 million; up 5%)
Vaccines sales grew 5% to £766 million with the US down 2%, Europe down 5% and Japan down 9%, more than offset by a strong performance in Emerging Markets, up 26%, which benefited from a favourable comparison with Q2 2013 as a result of phasing effects of tenders, principally of Synflorix and Rotarix.

Boostrix sales increased 47% to £94 million, reflecting growth in all regions, benefiting from phasing of tenders in Emerging Markets and a strong performance in Germany.

Cervarix sales declined 48% to £22 million in the quarter, largely reflecting declines in Emerging Markets.

Sales of hepatitis vaccines fell 10% to £142 million, in part reflecting the phasing of shipments in the US and Europe.

Infanrix/Pediarix was flat at £202 million as growth from Emerging Markets was offset by a decline in Europe.

Rotarix sales were up 31% to £103 million, with growth driven by tender shipments in Emerging Markets.

Synflorix sales grew 51% to £105 million, also reflecting the phasing of tenders in Emerging Markets.

H1 2014 (£1,424 million; up 4%)
Vaccines sales grew 4% to £1,424 million with the US up 9% and Emerging Markets up 10%, partly offset by declines in Europe, down 1%, and Japan, down 27%.  The US performance benefited from a favourable comparison with H1 2013, as a result of CDC stockpile movements whilst the Emerging Markets performance primarily reflected the phasing of sales of Boostrix and Rotarix.

Boostrix sales increased 45% to £154 million, reflecting growth in all regions.  Sales in the US benefited in part from competitor supply issues, and in Emerging Markets as a result of the phasing of tenders.

Cervarix sales declined 28% to £56 million in H1, largely reflecting declines in Japan.

Sales of hepatitis vaccines fell 9% to £262 million, in part reflecting the phasing of shipments in the US and Emerging Markets.

Infanrix/Pediarix grew 9% to £404 million.  Most of the growth came from the US, which benefited from a favourable comparison with the same period last year as a result of product withdrawal from the CDC stockpile.

Rotarix sales were up 24% to £189 million, with growth driven by tender shipments in Europe and Emerging Markets.

Synflorix sales grew 7% to £167 million, reflecting the phasing of tenders in Emerging Markets.

Consumer Healthcare

	Q2 2014		H1 2014
	––––––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––––––
Turnover	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Wellness	366	(9)	782	(8)
Oral health	434	-	891	2
Nutrition	151	7	321	10
Skin health	71	(19)	155	(11)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	1,022	(4)	2,149	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Total including divestments	1,022	(14)	2,149	(11)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	Q2 2014		H1 2014
	––––––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––––––
Turnover	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
USA	195	(11)	397	(10)
Europe	291	(10)	619	(7)
Rest of World	536	3	1,133	4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	1,022	(4)	2,149	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Q2 2014 (£1,022 million; down 4%)
Consumer Healthcare turnover was down 4% in the quarter, adversely impacted by a number of supply issues and slowing in some Rest of World markets.  Excluding the impact of supply interruptions, sales grew 4% in the quarter, compared with estimated market growth for the relevant categories of approximately 3%.  Actions to restore supply are underway but supply will be affected for the remainder of 2014.

Sales in Europe and the US were down 10% and 11%, respectively, both reflecting supply issues.  Growth in Rest of World markets of 3% reflected growth across most categories and markets, although supply issues contributed to a 7% reduction of sales in China and a 44% decline in sales of Smokers Health products.

Wellness sales were £366 million, down 9%, primarily due to supply issues that significantly impacted sales of products for Smokers Health, down 28%, and alli, down 92%.

Oral health sales were flat at £434 million.  The continued growth of Sensodyne, up 6%, was offset by a 19% decline in sales of Aquafresh due in part to supply issues related to the transition to a new manufacturing site in the US.

Nutrition sales grew 7% to £151 million. Horlicks, led by growth in India, was up 5%, and Boost was up 11%.

Sales of products for Skin health were down 19% to £71 million, primarily due to supply interruptions to Bactroban in China.

H1 2014 (£2,149 million; down 2%)
Consumer Healthcare turnover was down 2% in H1 2014, reflecting the impact of supply issues, comparison to a strong cold and flu season in Q1 2013 and slowing in some Rest of World markets in part due to economic pressures.  Estimated market growth was approximately 2%.

Sales in Europe and the US were down 7% and 10%, respectively, both reflecting supply issues and product recalls, primarily on products for Smokers Health and alli. Growth in Rest of World markets of 4% reflected growth across most categories and markets, partly offset by a 6% reduction of sales in China and a 43% decline in sales of Smokers Health products primarily due to supply issues.

Wellness sales were £782 million, down 8%, primarily due to the supply issues and product recalls that significantly impacted sales of products for Smokers Health, down 31%, and alli.

Oral health sales were up 2% to £891 million.  The continued growth of Sensodyne, up 10%, was offset by a 17% decline in sales of Aquafresh which was impacted by supply issues in both Europe and the US together with competitive pressures to the brand.

Nutrition sales grew 10% to £321 million.  Horlicks was up 9%, reflecting strong growth in India, and Boost was up 12%.

Sales of products for Skin health were down 11% to £155 million, primarily due to lower sales of Bactroban in China.

Sales from new pharmaceutical and vaccine launches

		Q2 2014		H1 2014
		––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
		£m	CER%	£m	CER%
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals
Respiratory:	Relvar/Breo Ellipta	11	-	14	-
	Anoro Ellipta	5	-	5	-
Oncology:	Tafinlar	33	>100	55	>100
	Mekinist	16	-	29	-
CVMU:	Duodart/Jalyn	56	9	110	15
Immuno-inflammation:	Benlysta	41	21	79	28
Other pharmaceuticals		2	(50)	4	(53)
ViiV Healthcare:	Tivicay	64	-	95	-

Vaccines
Nimenrix		4	58	7	>100
Synflorix		105	51	167	7
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
		337	>100	565	73
		––––––––––––	––––––––––––	––––––––––––	––––––––––––

New products are those launched in the last five years (2010 to 2014 inclusive).  Sales of new products were £337 million, which more than doubled in the quarter and represented 7% of Pharmaceuticals and Vaccines turnover.  In the six months, sales of new products were £565 million, grew 73% and represented 6% of Pharmaceuticals and Vaccines turnover.

In Q4 2013, Breo Ellipta was launched in the US for COPD, and Relvar Ellipta was launched in Europe for COPD and asthma in Q1 2014.  In addition, Anoro Ellipta was launched in the US in April 2014 for the treatment of COPD.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for Q2 2014 is analysed below.

	Q2 2014 £m	H1 2014 £m	H1 2013 £m
	––––––––––––	––––––––––––	––––––––––––
Discovery	185	355	368
Development	320	653	756
Facilities and central support functions	108	232	243
	––––––––––––	––––––––––––	––––––––––––
	613	1,240	1,367
Vaccines	115	234	247
Consumer Healthcare	38	76	87
	––––––––––––	––––––––––––	––––––––––––
Core R&D before divestments	766	1,550	1,701
Divestments	-	-	3
	––––––––––––	––––––––––––	––––––––––––
Core R&D including divestments	766	1,550	1,704

Amortisation and impairment of intangible assets	19	75	183
Major restructuring costs	5	9	35
Acquisition accounting and other	19	34	31
	––––––––––––	––––––––––––	––––––––––––
Total R&D	809	1,668	1,953
	––––––––––––	––––––––––––	––––––––––––

GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Eperzan/Tanzeum was announced as approved in the EU and US last quarter and has been removed from the table, as have the Votrient ovarian cancer and MAGE-A3 NSCLC programmes, which were stopped in Q1.  Phase III programmes commenced in Q2 for Promacta/Revolade in MDS and FF+UMEC+VI triple combination for COPD and these have been added to the table.

Since Q1 2014 results, the following pipeline milestones have been achieved:

•	FDA approval of Incruse (umeclidinium bromide) for COPD in US;
•	EMA approval of Anoro for COPD in Europe;
•	Announced darapladib SOLID study did not meet primary endpoint;
•	Announced Arzerra ORCHARRD study in DLCBL did not meet primary endpoint;
•	Data from studies comparing Incruse+Advair to Advair alone in COPD presented at ATS;
•	Filed Incruse for COPD in Japan;
•	Announced Tykerb/Tyverb ALTTO study did not meet primary endpoint;
•	Announced start of phase III programme for losmapimod in ACS;
•	Announced positive data from two studies comparing Incruse+Relvar/Breo to Relvar/Breo alone;
•	Announced collaboration with Janssen over development of FDC once daily pill of dolutegravir+rilpivirine;
•	Announced positive data from phase III PETIT-2 study of Promacta/Revolade in paediatric patients with cITP;
•	Presented three year data from Eperzan/Tanzeum HARMONY studies at ADA;
•	Announced start of phase III SUPPORT study for Promacta/Revolade in myelodysplastic syndrome;
•	Announced Arzerra study in bulky fludarabine-refractory CLL did not meet primary endpoint;
•	CHMP positive opinion for Triumeq (dolutegravir+abacavir+lamivudine);
•	Filed Breo for asthma in US;
•	EMA approval of Arzerra for first line treatment of CLL in Europe;
•	Japan approval of Anoro for COPD;
•	EMA approval of Mekinist for metastatic melanoma in Europe;
•	Start of phase III IMPACT study of FF+UMEC+VI triple combination in COPD;
•	Announced that the COMBI-v head-to-head study of trametinib+dabrafenib vs Zelboraf was stopped early by the IDMC as it met pre-specified efficacy criteria.

Respiratory		US	EU	News update in the quarter
Relvar/Breo Ellipta (FF/VI)	Asthma	Filed June 2014	Approved Nov 2013	Filed in the US on 30 June 2014.
Anoro Ellipta (umeclidinium bromide (UMEC) + vilanterol (VI))	COPD	Approved Dec 2013	Approved May 2014	Approved in EU on 8 May 2014. Approved in Japan on 4 July 2014.
Incruse (umeclidinium bromide, UMEC)	COPD	Approved Apr 2014	Approved Apr 2014	Approved in US on 30 April 2014. Filed in Japan on 23 May 2014. Data from studies comparing Incruse+Advair to Advair alone in COPD presented at ATS on 19 May 2014.
vilanterol (VI)	COPD	Ph III	Ph III
fluticasone furoate (FF)	Asthma	Filed Oct 2013	n/a
mepolizumab	Severe asthma	Ph III	Ph III
	COPD	Ph III	Ph III
FF+UMEC+VI	COPD	Ph III	Ph III	Announced start of phase III IMPACT study on 16 July 2014.
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a
HIV (ViiV Healthcare)		US	EU	News update in the quarter
Triumeq (dolutegravir-Trii)	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Filed Oct 2013	Filed Oct 2013	Positive opinion from CHMP on 27 June 2014.
Oncology		US	EU	News update in the quarter
Tykerb/Tyverb	Adjuvant breast cancer	n/a	n/a	Did not meet primary endpoint in ALTTO study.
Arzerra (ofatumumab)	CLL (first line & relapsed)	Approved Apr 2014	Approved July 2014	Approved for first line CLL in EU on 3 July 2014.
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	n/a	n/a	Did not meet primary endpoint in ORCHARRD study.
Mekinist (trametinib, MEK inhibitor)	Metastatic melanoma	Approved May 2013	Approved July 2014	Approved in EU on 4 July 2014.
trametinib + dabrafenib in combination use	Metastatic melanoma	Approved Jan 2014	Ph III	Combi-v study vs Zelboraf stopped early by IDMC as met pre-specified efficacy criteria on 17 July 2014.
	Adjuvant melanoma	Ph III	Ph III
Promacta/Revolade	Severe aplastic anaemia	Filed Feb 2014	Ph III
	Myelodysplastic syndrome (MDS)	Ph III	Ph III	Announced start of phase III SUPPORT study on 25 June 2014.
Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	n/a	n/a	Did not meet primary endpoint in SOLID study.
losmapimod	Acute coronary syndrome (ACS)	Ph III	Ph III	Announced start of phase III LATITUDE study on 5 June 2014.
Immuno-inflammation		US	EU	News update in the quarter
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
Benlysta (i.v.)	vasculitis	Ph III	Ph III
sirukumab	Rheumatoid arthritis	Ph III	Ph III
Rare Diseases		US	EU	News update in the quarter
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	Ph II/III	Ph II/III
mepolizumab	Eosinophilic granulomatosis with polyangiitis (EGPA)	Ph III	Ph III
Infectious Diseases		US	EU	News update in the quarter
tafenoquine	Treatment and relapse prevention of Plasmodium vivax malaria	Ph III	n/a

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers.

During 2014, GSK will report core results performance measured against 2013 core results excluding divestments completed during 2013.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Such factors include, but are not limited to, those described under Item 3.D ‘Risk factors’ in the company’s Annual Report on Form 20-F for 2013.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 215 751 1048	(Washington)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Kirsty Collins (SRI & CG)	+44 (0) 20 8047 5534	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q2 2014 £m	Q2 2013 £m	H1 2014 £m	H1 2013 £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
TURNOVER	5,561	6,618	11,174	13,089

Cost of sales	(1,722)	(1,972)	(3,465)	(3,948)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	3,839	4,646	7,709	9,141

Selling, general and administration	(2,055)	(2,216)	(4,026)	(4,296)
Research and development	(809)	(1,049)	(1,668)	(1,953)
Royalty income	72	82	142	195
Other operating income/(expense)	90	(25)	46	(69)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
OPERATING PROFIT	1,137	1,438	2,203	3,018

Finance income	18	11	36	34
Finance expense	(177)	(197)	(359)	(400)
Profit on disposal of interest in associates and joint ventures	-	29	-	29
Share of after tax profits of associates and joint ventures	8	7	9	18
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT BEFORE TAXATION	986	1,288	1,889	2,699

Taxation	(284)	(204)	(468)	(586)
Tax rate %	28.8%	15.8%	24.8%	21.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT AFTER TAXATION FOR THE PERIOD	702	1,084	1,421	2,113
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Profit attributable to non-controlling interests	48	39	99	107
Profit attributable to shareholders	654	1,045	1,322	2,006
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	702	1,084	1,421	2,113
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

EARNINGS PER SHARE	13.6p	21.5p	27.5p	41.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Diluted earnings per share	13.4p	21.2p	27.1p	40.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Statement of comprehensive income
	Q2 2014 £m	Q2 2013 £m
	––––––––––––	––––––––––––
Profit for the period	702	1,084

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(70)	(140)
Fair value movements on available-for-sale investments	105	286
Reclassification of fair value movements on available-for-sale investments	(3)	(16)
Deferred tax on fair value movements on available-for-sale investments	5	2
Deferred tax reversed on reclassification of available-for-sale investments	2	1
Fair value movements on cash flow hedges	(2)	(2)
Deferred tax on fair value movements on cash flow hedges	-	1
Reclassification of cash flow hedges to income statement	-	1
Share of other comprehensive income of associates and joint ventures	-	11
	––––––––––––	––––––––––––
	37	144
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(10)	(24)
Actuarial gains/(losses) on defined benefit plans	30	(162)
Deferred tax on actuarial movements in defined benefit plans	(2)	10
	––––––––––––	––––––––––––
	18	(176)
	––––––––––––	––––––––––––
Other comprehensive income/(expense) for the period	55	(32)
	––––––––––––	––––––––––––
Total comprehensive income for the period	757	1,052
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	719	1,037
Non-controlling interests	38	15
	––––––––––––	––––––––––––
	757	1,052
	––––––––––––	––––––––––––

Statement of comprehensive income
	H1 2014 £m	H1 2013 £m
	––––––––––––	––––––––––––
Profit for the period	1,421	2,113

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(87)	(99)
Fair value movements on available-for-sale investments	75	379
Reclassification of fair value movements on available-for-sale investments	(4)	(19)
Deferred tax on fair value movements on available-for-sale investments	(14)	(1)
Deferred tax reversed on reclassification of available-for-sale investments	2	1
Fair value movements on cash flow hedges	(3)	2
Reclassification of cash flow hedges to income statement	2	(1)
Share of other comprehensive income of associates and joint ventures	13	10
	––––––––––––	––––––––––––
	(16)	272
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(5)	10
Actuarial (losses)/gains on defined benefit plans	(147)	559
Deferred tax on actuarial movements in defined benefit plans	40	(171)
	––––––––––––	––––––––––––
	(112)	398
	––––––––––––	––––––––––––
Other comprehensive (expense)/income for the period	(128)	670
	––––––––––––	––––––––––––
Total comprehensive income for the period	1,293	2,783
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	1,199	2,666
Non-controlling interests	94	117
	––––––––––––	––––––––––––
	1,293	2,783
	––––––––––––	––––––––––––

Pharmaceuticals and Vaccines turnover
Three months ended 30 June 2014

	Total		USA		Europe		Emerging Markets		Japan
	–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––		––––––––––––––––––––––––		–––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	1,559	(8)	725	(14)	437	(3)	188	(3)	95	(4)
Avamys/Veramyst	58	7	7	(33)	23	-	18	18	7	>100
Flixotide/Flovent	172	(6)	106	(6)	24	(10)	13	14	7	(27)
Relvar/Breo Ellipta	11	-	5	-	3	-	1	-	2	-
Seretide/Advair	1,095	(12)	528	(19)	348	(4)	98	(4)	45	(26)
Ventolin	155	8	73	14	30	-	40	7	1	-
Other	68	12	6	>100	9	-	18	(31)	33	37

Oncology	295	39	119	42	106	39	44	47	15	6
Arzerra	12	(18)	7	(30)	5	(29)	-	-	-	-
Mekinist	16	-	15	-	-	-	-	-	-	-
Promacta	55	36	21	21	18	46	7	40	7	13
Tafinlar	33	>100	14	>100	16	-	-	-	-	-
Tyverb/Tykerb	45	(6)	11	(20)	18	(14)	13	45	1	(60)
Votrient	101	41	42	28	39	37	12	67	4	100
Other	33	(5)	9	(10)	10	22	12	36	3	50

Cardiovascular, metabolic and urology (CVMU)	233	(7)	90	(20)	71	(5)	35	11	22	(14)
Avodart	199	(2)	67	(13)	70	9	27	15	22	(14)
Other	34	(30)	23	(34)	1	(100)	8	-	-	-

Immuno-inflammation	42	21	38	17	3	50	-	-	-	-
Benlysta	41	21	37	17	3	50	-	-	-	-
Other	1	-	1	-	-	-	-	-	-	-

Other pharmaceuticals	596	2	29	(48)	163	3	272	5	46	(12)
Dermatology	122	(21)	11	(63)	42	(2)	59	(14)	6	(13)
Augmentin	147	8	(1)	-	43	-	97	11	2	(33)
Other anti-bacterials	53	(2)	2	-	13	-	39	-	1	-
Rare diseases	99	(13)	9	(66)	34	13	12	17	38	(8)
Other	175	36	8	>100	31	6	65	21	(1)	<(100)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals	2,725	(2)	1,001	(11)	780	2	539	5	178	(7)

Vaccines	766	5	192	(2)	239	(5)	283	26	9	(9)
Boostrix	94	47	43	12	26	47	18	>100	-	-
Cervarix	22	(48)	1	(50)	10	(15)	10	(52)	-	-
Fluarix, FluLaval	6	(14)	2	(50)	(1)	-	4	-	-	-
Hepatitis	142	(10)	56	(16)	47	(8)	30	(6)	-	-
Infanrix, Pediarix	202	-	66	-	93	(5)	31	25	-	-
Rotarix	103	31	24	8	15	-	51	57	9	67
Synflorix	105	51	-	-	9	(25)	94	65	-	-
Other	92	(13)	-	-	40	(18)	45	(6)	-	(100)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals and Vaccines	3,491	-	1,193	(10)	1,019	-	822	11	187	(7)
			––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
ViiV Healthcare (HIV)	352	13	151	38	131	-	34	(22)	13	8
Combivir	16	(33)	3	(55)	5	(52)	9	(4)	-	-
Epzicom/Kivexa	188	6	67	16	85	7	15	(21)	8	(11)
Lexiva/Agenerase	21	(21)	11	(9)	5	(29)	3	(32)	-	-
Selzentry	38	14	14	(1)	16	(1)	2	71	-	-
Tivicay	64	-	48	-	12	-	-	-	3	-
Trizivir	7	(65)	1	(94)	6	(28)	1	(37)	-	-
Other	18	(38)	7	14	2	(75)	4	(42)	2	-

Established Products	696	(24)	183	(40)	151	(10)	243	(14)	106	(21)
Coreg	30	(6)	29	(3)	-	-	-	-	-	-
Hepsera	21	(26)	-	-	-	-	16	(25)	4	(29)
Imigran/Imitrex	44	(2)	22	16	15	(6)	1	(50)	4	(17)
Lamictal	124	2	60	3	26	-	18	-	18	-
Lovaza	27	(81)	27	(81)	-	-	-	-	-	-
Requip	26	(3)	2	100	11	(15)	4	33	11	-
Serevent	26	(15)	9	(17)	13	-	1	-	2	(50)
Seroxat/Paxil	49	(29)	-	-	10	(27)	13	(33)	24	(27)
Valtrex	37	(24)	8	-	8	-	7	(20)	12	(50)
Zeffix	40	(20)	1	(75)	2	-	33	(16)	3	-
Other	272	(16)	25	(3)	66	(14)	150	(12)	28	(9)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	4,539	(4)
	––––––––––	––––––––––

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Pharmaceuticals and Vaccines turnover
Six months ended 30 June 2014

	Total		USA		Europe		Emerging Markets		Japan
	–––––––––––––––––––––––		–––––––––––––––––––––––		––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	3,113	(9)	1,404	(17)	879	(3)	374	-	243	(4)
Avamys/Veramyst	128	2	15	(30)	41	5	35	21	30	-
Flixotide/Flovent	365	(4)	229	(2)	54	(10)	25	3	14	(19)
Relvar/Breo Ellipta	14	-	6	-	5	-	1	-	3	-
Seretide/Advair	2,134	(14)	983	(24)	700	(4)	195	-	112	-
Ventolin	328	11	165	22	62	(2)	78	7	3	-
Other	144	(10)	6	>100	17	-	40	(22)	81	(10)

Oncology	556	33	227	36	201	31	80	42	29	10
Arzerra	28	(21)	17	(10)	10	(44)	-	-	1	-
Mekinist	29	-	28	-	-	-	-	-	-	-
Promacta	103	33	39	20	34	46	12	40	15	29
Tafinlar	55	>100	25	>100	26	-	-	-	-	-
Tyverb/Tykerb	87	(10)	21	(23)	36	(12)	23	29	4	(44)
Votrient	188	36	79	23	76	39	21	63	6	75
Other	66	(4)	18	(25)	19	11	24	40	3	(25)

Cardiovascular, metabolic and urology (CVMU)	474	(2)	173	(19)	152	4	68	20	53	17
Avodart	398	2	126	(14)	141	9	53	22	53	17
Other	76	(19)	47	(30)	11	(35)	15	13	-	-

Immuno-inflammation	88	42	80	39	6	50	1	-	-	-
Benlysta	79	28	71	24	6	50	1	-	-	-
Other	9	-	9	-	-	-	-	-	-	-

Other pharmaceuticals	1,197	4	75	(38)	326	2	517	4	133	22
Dermatology	249	(17)	24	(60)	84	-	120	(9)	12	(7)
Augmentin	299	1	-	-	101	(3)	183	2	5	-
Other anti-bacterials	111	-	3	-	34	-	73	1	2	100
Rare diseases	205	(5)	33	(38)	67	10	20	10	75	(2)
Other	333	49	15	>100	40	7	121	26	39	>100
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals	5,428	(2)	1,959	(13)	1,564	2	1,040	6	458	6

Vaccines	1,424	4	364	9	479	(1)	473	10	14	(27)
Boostrix	154	45	73	26	41	34	28	>100	-	-
Cervarix	56	(28)	2	(33)	25	(7)	29	(19)	-	-
Fluarix, FluLaval	15	(23)	2	(67)	(1)	50	10	(14)	-	-
Hepatitis	262	(9)	100	(15)	93	(3)	49	(8)	-	-
Infanrix, Pediarix	404	9	137	35	185	(4)	54	9	-	-
Rotarix	189	24	50	4	33	26	85	40	14	45
Synflorix	167	7	-	-	21	(8)	143	9	-	-
Other	177	(9)	-	-	82	(11)	75	(6)	-	-
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals and Vaccines	6,852	(1)	2,323	(10)	2,043	1	1,513	7	472	5
			––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
ViiV Healthcare (HIV)	663	9	273	20	256	(1)	64	(6)	26	17
Combivir	32	(42)	6	(63)	11	(55)	14	(5)	1	(11)
Epzicom/Kivexa	365	9	126	9	167	7	30	(1)	17	14
Lexiva/Agenerase	43	(16)	22	(18)	11	(24)	7	8	1	(13)
Selzentry	71	4	26	(3)	31	-	3	8	1	(12)
Tivicay	95	-	74	-	16	-	-	-	3	-
Trizivir	18	(60)	4	(84)	12	(27)	1	4	-	-
Other	39	(30)	15	(10)	8	(61)	9	(29)	3	-

Established Products	1,510	(18)	439	(29)	318	(12)	507	(11)	222	(12)
Coreg	62	-	61	2	-	-	-	-	-	-
Hepsera	44	(17)	-	-	-	-	33	(20)	10	(8)
Imigran/Imitrex	90	-	46	15	30	(6)	3	(25)	8	(17)
Lamictal	250	3	116	(4)	54	-	36	5	40	23
Lovaza	132	(54)	131	(54)	-	-	-	-	-	-
Requip	54	-	4	67	22	(21)	7	14	22	18
Serevent	53	(14)	18	(20)	26	(4)	2	-	5	(29)
Seroxat/Paxil	104	(22)	-	-	22	(21)	30	(25)	49	(16)
Valtrex	74	(24)	14	(20)	15	7	16	-	26	(43)
Zeffix	85	(18)	2	(71)	4	(17)	71	(15)	6	-
Other	562	(14)	47	(20)	145	(16)	309	(9)	56	(13)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	9,025	(4)
	––––––––––	––––––––––

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Balance sheet

	30 June 2014 £m	30 June 2013 £m	31 December 2013 £m
	––––––––––––	––––––––––––	––––––––––––
ASSETS
Non-current assets
Property, plant and equipment	8,667	8,973	8,872
Goodwill	3,666	4,499	4,205
Other intangible assets	8,413	10,276	9,283
Investments in associates and joint ventures	319	524	323
Other investments	1,283	1,238	1,202
Deferred tax assets	2,108	2,272	2,084
Derivative financial instruments	-	-	1
Other non-current assets	841	841	889
	––––––––––––	––––––––––––	––––––––––––
Total non-current assets	25,297	28,623	26,859
	––––––––––––	––––––––––––	––––––––––––
Current assets
Inventories	4,111	4,143	3,900
Current tax recoverable	120	90	129
Trade and other receivables	5,000	5,583	5,442
Derivative financial instruments	93	155	155
Liquid investments	64	72	66
Cash and cash equivalents	3,163	2,841	5,534
Assets held for sale	1,002	552	1
	––––––––––––	––––––––––––	––––––––––––
Total current assets	13,553	13,436	15,227
	––––––––––––	––––––––––––	––––––––––––
TOTAL ASSETS	38,850	42,059	42,086
	––––––––––––	––––––––––––	––––––––––––
LIABILITIES
Current liabilities
Short-term borrowings	(3,143)	(2,334)	(2,789)
Trade and other payables	(6,949)	(7,836)	(8,317)
Derivative financial instruments	(96)	(37)	(127)
Current tax payable	(1,215)	(1,308)	(1,452)
Short-term provisions	(849)	(962)	(992)
	––––––––––––	––––––––––––	––––––––––––
Total current liabilities	(12,252)	(12,477)	(13,677)
	––––––––––––	––––––––––––	––––––––––––
Non-current liabilities
Long term borrowings	(14,507)	(16,299)	(15,456)
Deferred tax liabilities	(698)	(1,025)	(693)
Pensions and other post-employment benefits	(2,264)	(2,899)	(2,189)
Other provisions	(515)	(497)	(552)
Derivative financial instruments	(23)	(2)	(3)
Other non-current liabilities	(1,755)	(1,589)	(1,704)
	––––––––––––	––––––––––––	––––––––––––
Total non-current liabilities	(19,762)	(22,311)	(20,597)
	––––––––––––	––––––––––––	––––––––––––
TOTAL LIABILITIES	(32,014)	(34,788)	(34,274)
	––––––––––––	––––––––––––	––––––––––––
NET ASSETS	6,836	7,271	7,812
	––––––––––––	––––––––––––	––––––––––––
EQUITY
Share capital	1,338	1,353	1,336
Share premium account	2,706	2,440	2,595
Retained earnings	(158)	414	913
Other reserves	2,232	2,205	2,153
	––––––––––––	––––––––––––	––––––––––––
Shareholders’ equity	6,118	6,412	6,997

Non-controlling interests	718	859	815
	––––––––––––	––––––––––––	––––––––––––
TOTAL EQUITY	6,836	7,271	7,812
	––––––––––––	––––––––––––	––––––––––––

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2014	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the period			1,322		1,322	99	1,421
Other comprehensive (expense)/income for the period			(182)	59	(123)	(5)	(128)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			1,140	59	1,199	94	1,293
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(160)	(160)
Dividends to shareholders			(2,009)		(2,009)		(2,009)
Changes in non-controlling interests			(54)		(54)	(31)	(85)
Shares issued	2	111			113		113
Forward contract relating to non-controlling interest				21	21		21
Ordinary shares purchased and held as Treasury shares			(238)		(238)		(238)
Shares acquired by ESOP Trusts				(73)	(73)		(73)
Write-down on shares held by ESOP Trusts			(72)	72			-
Share-based incentive plans			162		162		162
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2014	1,338	2,706	(158)	2,232	6,118	718	6,836
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2013	1,349	2,022	642	1,787	5,800	937	6,737

Profit for the period			2,006		2,006	107	2,113
Other comprehensive income for the period			278	382	660	10	670
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			2,284	382	2,666	117	2,783
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(198)	(198)
Dividends to shareholders			(1,938)		(1,938)		(1,938)
Changes in non-controlling interests			47		47	3	50
Shares issued	9	418			427		427
Ordinary shares purchased and held as Treasury shares	(5)		(671)	5	(671)		(671)
Shares acquired by ESOP Trusts				(41)	(41)		(41)
Write-down on shares held by ESOP Trusts			(72)	72			-
Share-based incentive plans			122		122		122
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2013	1,353	2,440	414	2,205	6,412	859	7,271
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Six months ended 30 June 2014

	H1 2014 £m	H1 2013 £m
	––––––––––––	––––––––––––
Profit after tax	1,421	2,113
Tax on profits	468	586
Share of after tax profits of associates and joint ventures	(9)	(18)
Profit on disposal of interest in associates	-	(29)
Net finance expense	323	366
Depreciation and other adjusting items	948	1,105
Increase in working capital	(318)	(335)
Decrease in other net liabilities	(491)	(200)
	––––––––––––	––––––––––––
Cash generated from operations	2,342	3,588
Taxation paid	(649)	(630)
	––––––––––––	––––––––––––
Net cash inflow from operating activities	1,693	2,958
	––––––––––––	––––––––––––
Cash flow from investing activities
Purchase of property, plant and equipment	(473)	(503)
Proceeds from sale of property, plant and equipment	15	22
Purchase of intangible assets	(270)	(239)
Proceeds from sale of intangible assets	58	104
Purchase of equity investments	(41)	(24)
Proceeds from sale of equity investments	22	25
Purchase of businesses, net of cash acquired	(16)	(205)
Disposal of businesses	194	-
Investment in associates and joint ventures	(4)	(6)
Decrease in liquid investments	-	15
Interest received	28	31
Dividends from associates and joint ventures	4	2
	––––––––––––	––––––––––––
Net cash outflow from investing activities	(483)	(778)
	––––––––––––	––––––––––––
Cash flow from financing activities
Issue of share capital	113	426
Shares acquired by ESOP Trusts	(73)	(42)
Shares purchased and cancelled or held as Treasury shares	(237)	(366)
Purchase of non-controlling interests	(669)	(588)
Increase in long-term loans	-	1,913
Repayment of short-term loans	(899)	(2,371)
Increase in short-term loans	695	-
Net repayment of obligations under finance leases	(11)	(15)
Interest paid	(330)	(361)
Dividends paid to shareholders	(2,009)	(1,938)
Distributions to non-controlling interests	(160)	(198)
Other financing items	38	(13)
	––––––––––––	––––––––––––
Net cash outflow from financing activities	(3,542)	(3,553)
	––––––––––––	––––––––––––
Decrease in cash and bank overdrafts in the period	(2,332)	(1,373)
	––––––––––––	––––––––––––

Cash and bank overdrafts at beginning of the period	5,231	3,906
Exchange adjustments	(41)	61
Decrease in cash and bank overdrafts	(2,332)	(1,373)
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period	2,858	2,594
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,163	2,841
Overdrafts	(305)	(247)
	––––––––––––	––––––––––––
	2,858	2,594
	––––––––––––	––––––––––––

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare, Established Products and the Consumer Healthcare business as a whole, respectively.  Certain product reclassifications, principally the OTC dermatology brands acquired with the Stiefel business, have been made between the Pharmaceuticals and Consumer Healthcare segments in the majority of Emerging Markets with effect from 1 January 2014.  Comparative information has been restated accordingly.  In addition, 2014 core results growth rates have been calculated by measuring against 2013 core results excluding the divestments completed during 2013.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, Emerging Markets, Japan and Established Products Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include the costs of corporate functions.

Turnover by segment
	Q2 2014 £m	Q2 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,193	1,439	(10)
Europe	1,019	1,060	-
Emerging Markets	822	840	11
Japan	187	229	(7)
ViiV Healthcare	352	339	13
Established Products	696	1,018	(24)
Other trading and unallocated pharmaceuticals and vaccines	270	260	17
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	4,539	5,185	(4)
Consumer Healthcare	1,022	1,188	(4)
	––––––––––––	––––––––––––	––––––––––––
Segment turnover excluding divestments	5,561	6,373	(4)
	––––––––––––	––––––––––––	––––––––––––

Segment turnover including divestments	5,561	6,618	(8)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	Q2 2014 £m	Q2 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	751	1,002	(19)
Europe	553	586	(1)
Emerging Markets	234	240	22
Japan	78	110	(16)
ViiV Healthcare	225	229	9
Established Products	402	612	(26)
Pharmaceuticals R&D	(664)	(705)	-
Other trading and unallocated pharmaceuticals and vaccines	(94)	(184)	(45)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,485	1,890	(12)
Consumer Healthcare	142	201	(20)
	––––––––––––	––––––––––––	––––––––––––
Segment profit	1,627	2,091	(12)
Corporate and other unallocated costs and disposal profits	(220)	(213)	6
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,407	1,878	(14)
Non-core items	(270)	(440)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	1,137	1,438	(8)

Finance income	18	11
Finance costs	(177)	(197)
Profit on disposal of interest in associates and joint ventures	-	29
Share of after tax profits of associates and joint ventures	8	7
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	986	1,288	(9)
	––––––––––––	––––––––––––	––––––––––––

Turnover by segment
	H1 2014 £m	H1 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	2,323	2,781	(10)
Europe	2,043	2,077	1
Emerging Markets	1,513	1,606	7
Japan	472	532	5
ViiV Healthcare	663	657	9
Established Products	1,510	2,021	(18)
Other trading and unallocated pharmaceuticals and vaccines	501	515	10
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	9,025	10,189	(4)
Consumer Healthcare	2,149	2,439	(2)
	––––––––––––	––––––––––––	––––––––––––
Segment turnover excluding divestments	11,174	12,628	(3)
	––––––––––––	––––––––––––	––––––––––––

Segment turnover including divestments	11,174	13,089	(7)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	H1 2014 £m	H1 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,469	1,927	(17)
Europe	1,127	1,134	3
Emerging Markets	425	438	22
Japan	228	269	5
ViiV Healthcare	429	434	9
Established Products	887	1,221	(19)
Pharmaceuticals R&D	(1,311)	(1,391)	-
Other trading and unallocated pharmaceuticals and vaccines	(206)	(239)	(62)
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	3,048	3,793	(6)
Consumer Healthcare	306	420	(12)
	––––––––––––	––––––––––––	––––––––––––
Segment profit	3,354	4,213	(7)
Corporate and other unallocated costs and disposal profits	(417)	(459)	(5)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	2,937	3,754	(7)
Non-core items	(734)	(736)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	2,203	3,018	(10)

Finance income	36	34
Finance costs	(359)	(400)
Profit on disposal of interest in associates and joint ventures	-	29
Share of after tax profits of associates and joint ventures	9	18
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,889	2,699	(11)
	––––––––––––	––––––––––––	––––––––––––

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2013.

At 30 June 2014, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.5 billion (31 December 2013: £0.6 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the date of the Annual Report 2013 are as follows:

The People’s Republic of China (PRC), acting through various government agencies, continues its investigation into alleged crimes and violations of law by GSK’s China operations.  The Group takes these allegations seriously and is continuing to co-operate fully with the Chinese authorities in this investigation.  The Group has informed the US Department of Justice, the US Securities and Exchange Commission and the UK Serious Fraud Office (SFO) regarding the investigation and is co-operating fully with these agencies.

On 27 May 2014, the SFO informed the Group that it had opened a criminal investigation into the Group’s commercial practices.

It is not possible at this time to make a reliable estimate of the financial effect, if any, that could result from these matters.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2013.  There have been no material changes to tax matters since the publication of the Annual Report.

In the quarter, tax on core profits amounted to £277 million and represented an effective core tax rate of 22.0% (Q2 2013: 24.0%).  The charge for taxation on total profits amounted to £284 million and represented an effective tax rate of 28.8% (Q2 2013: 15.8%).

In H1 2014, tax on core profits amounted to £578 million and represented an effective core tax rate of 22.0% (H1 2013: 23.1%).  The charge for taxation on total profits amounted to £468 million and represented an effective tax rate of 24.8% (H1 2013: 21.7%).

The expected core tax rate for the full year continues to be around 22%.  The Group’s balance sheet at 30 June 2014 included a tax payable liability of £1,215 million and a tax recoverable asset of £120 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2014, is prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 ‘Interim financial reporting’ and should be read in conjunction with the Annual Report 2013, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2013, except that an amendment to IAS 32 ‘Offsetting financial assets and financial liabilities’ has been implemented from 1 January 2014.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2013 has been restated to reflect changes made to segments in 2014 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2013 were published in the Annual Report 2013, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2014	Q2 2013	H1 2014	H1 2013	2013
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Average rates:
US$/£	1.68	1.54	1.67	1.55	1.57
Euro/£	1.23	1.17	1.22	1.18	1.18
Yen/£	173	150	172	146	153

Period-end rates:
US$/£	1.71	1.52	1.71	1.52	1.66
Euro/£	1.25	1.17	1.25	1.17	1.20
Yen/£	173	151	173	151	174

During Q2 2014, average sterling exchange rates were stronger against the US Dollar, the Euro and the Yen compared with the same period in 2013.  Similarly, during the six months ended 30 June 2014 average sterling exchange rates were stronger against the US Dollar, the Euro and the Yen compared with the same period in 2013.

Period-end Sterling exchange rates were also stronger against the US Dollar, the Euro and the Yen.

Weighted average number of shares
	Q2 2014 millions	Q2 2013 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,812	4,855
Dilutive effect of share options and share awards	62	63
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,874	4,918
	––––––––––––	––––––––––––

	H1 2014 millions	H1 2013 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,807	4,844
Dilutive effect of share options and share awards	63	64
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,870	4,908
	––––––––––––	––––––––––––

At 30 June 2014, 4,804 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,845 million shares at 30 June 2013.

Net assets
The book value of net assets decreased by £976 million from £7,812 million at 31 December 2013 to £6,836 million at 30 June 2014.  This primarily reflects the impact of the shares repurchased and dividends paid out in the period.

The carrying value of investments in associates and joint ventures at 30 June 2014 was £319 million, with a market value of £1,070 million.  Assets held for sale amounted to £1,002 million at 30 June 2014 (31 December 2013: £1 million), and included £906 million in relation to the previously reported Novartis transaction as set out on page 41.

At 30 June 2014, the net deficit on the Group’s pension plans was £731 million compared with £613 million at 31 December 2013.  The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 4.5% to 4.3%, and US pension liabilities from 4.6% to 4.1%, partly offset by a decrease in the UK inflation rate and a small increase in UK asset values.

At 30 June 2014, the post-retirement benefits provision was £1,259 million compared with £1,246 million at 31 December 2013.  The increase in the provision arose from the decrease in the rate used to discount the US provision, partly offset by a weaker US Dollar at the period-end.

At 30 June 2014, the ESOP Trusts held 45 million GSK shares against the future exercise of share options and share awards.  The carrying value of £355 million has been deducted from other reserves.  The market value of these shares was £700 million.

During the six months, GSK purchased £238 million of shares to be held as Treasury shares.  At 30 June 2014, the company held 502.1 million Treasury shares at a cost of £7,067 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 June 2014 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 38.

Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the Annual Report 2013.

There were no material transactions with any of the Group’s joint ventures and associates in H1 2014.  There were also no material transactions with Directors.

Novartis transaction
On 22 April 2014, GSK announced a three-part inter-conditional transaction with Novartis AG involving its Consumer Healthcare, Vaccines and Oncology businesses.

As part of this transaction, GSK and Novartis will create a new Consumer Healthcare business over which GSK will have majority control, with an equity interest of 63.5%.  In addition, GSK will acquire Novartis’ global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion with subsequent potential milestone payments of up to $1.8 billion and ongoing royalties.

GSK will also divest its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and also grant commercialisation partner rights for future oncology products to Novartis for an aggregate cash consideration of $16 billion, of which $1.5 billion depends on the results of an ongoing clinical trial.

The transaction is expected to be completed during H1 2015, subject to approvals.

Financial instruments fair value disclosures
Certain of the Group's financial instruments are measured at fair value.  The following tables categorise these financial assets and liabilities by the valuation methodology applied in determining their fair value.  Where possible, quoted prices in active markets are used (Level 1).  Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data.  If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

At 30 June 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	63	1	-	64
Other investments	1,113	-	170	1,283
Financial assets at fair value through profit or loss:
Other non-current assets	-	238	4	242
Derivatives designated as at fair value through profit or loss	-	24	-	24
Derivatives classified as held for trading under IAS 39	-	69	-	69
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	1,176	332	174	1,682
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	-	-	(8)	(8)
Other non-current liabilities	-	-	(1,021)	(1,021)
Derivatives designated as at fair value through profit or loss	-	(13)	-	(13)
Derivatives classified as held for trading under IAS 39	-	(83)	(23)	(106)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	-	(96)	(1,052)	(1,148)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 31 December 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	65	1	-	66
Other investments	1,000	-	202	1,202
Financial assets at fair value through profit or loss:
Other non-current assets	-	232	2	234
Derivatives designated as at fair value through profit or loss	-	76	-	76
Derivatives classified as held for trading under IAS 39	-	79	1	80
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	1,065	388	205	1,658
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	-	-	(3)	(3)
Other non-current liabilities	-	-	(958)	(958)
Derivatives designated as at fair value through profit or loss	-	(5)	-	(5)
Derivatives classified as held for trading under IAS 39	-	(124)	(1)	(125)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	-	(129)	(962)	(1,091)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Movements in the six months to 30 June 2014 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m
	––––––––––––	––––––––––––
At 1 January 2014	205	(962)
Losses recognised in the income statement	-	(87)
Gains recognised in other comprehensive income	3	-
Additions	24	(3)
Transfers from Level 3	(41)	-
Equity investment disposals	(12)	-
Exchange	(5)	-
	––––––––––––	––––––––––––
At 30 June 2014	174	(1,052)
	––––––––––––	––––––––––––

	Financial assets £m	Financial liabilities £m
	––––––––––––	––––––––––––
At 1 January 2013	199	(711)
Losses recognised in the income statement	(11)	(121)
Gains recognised in other comprehensive income	3	-
Equity investment additions	20	-
Equity investment disposals	(2)	-
Exchange	11	-
	––––––––––––	––––––––––––
At 30 June 2013	220	(832)
	––––––––––––	––––––––––––

Net losses of £87 million (2013: net losses of £133 million) and net gains of £nil (2013: net gains of £2 million) attributable to Level 3 financial instruments held at the end of the period were reported in other operating income and other comprehensive income respectively.

At 30 June 2014, financial liabilities measured using Level 3 valuation methods included £990 million of contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture.  This consideration is expected to be paid over a number of years and will vary in line with sales of dolutegravir and other compounds.  The financial liability is measured at the present value of expected future cash flows, the most significant inputs to the valuation model being future sales forecasts, market interest rates and probability of success in launching the product.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of this liability.

Increase/(decrease) in financial liability and loss/(gain) in Income statement from change in key inputs
£m
––––––––––––
10% increase in sales forecasts	111
10% decrease in sales forecasts	(112)
1% increase in market interest rates	(58)
1% decrease in market interest rates	62

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level.  There were no transfers between the Level 1 and Level 2 fair value measurement categories in the period.  Transfers from Level 3 relate to equity investments in companies which were listed on stock exchanges during the period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:
•
Liquid investments – based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

•	Contingent consideration for business acquisitions after 1 January 2010 – based on present value of expected future cash flows
•	Interest rate swaps and foreign exchange contracts – based on the present value of contractual cash flows using market-sourced data (exchange rates or interest rates) at the balance sheet date
•	Company-owned life insurance policies – based on cash surrender value

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2014		30 June 2013		31 December 2013
	–––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Bonds in a designated hedging relationship	(2,275)	(2,496)	(3,450)	(3,743)	(3,288)	(3,531)
Other bonds	(12,770)	(14,252)	(13,815)	(15,113)	(13,034)	(14,163)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(15,045)	(16,748)	(17,265)	(18,856)	(16,322)	(17,694)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:
•	Cash and cash equivalents – approximates to the carrying amount
•	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments
•
Long-term loans – based on quoted market prices in the case of the European and US Medium term notes and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Receivables and payables – approximates to the carrying amount
•	Lease obligations – approximates to the carrying amount

Reconciliation of cash flow to movements in net debt

	H1 2014 £m	H1 2013 £m
	––––––––––––	––––––––––––
Net debt at beginning of the period	(12,645)	(14,037)

Decrease in cash and bank overdrafts	(2,332)	(1,373)
Cash inflow from liquid investments	-	(15)
Net increase in long-term loans	-	(1,913)
Net repayment of short-term loans	204	2,371
Net repayment of obligations under finance leases	11	15
Exchange adjustments	333	(760)
Other non-cash movements	6	(8)
	––––––––––––	––––––––––––
Increase in net debt	(1,778)	(1,683)
	––––––––––––	––––––––––––
Net debt at end of the period	(14,423)	(15,720)
	––––––––––––	––––––––––––

Core results reconciliations

The reconciliations between core results and total results for Q2 2014 and Q2 2013 and also H1 2014 and H1 2013 are set out below.

Income statement – Core results reconciliation Three months ended 30 June 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,561						5,561
Cost of sales	(1,538)	(135)	1	(48)		(2)	(1,722)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,023	(135)	1	(48)		(2)	3,839

Selling, general and administration	(1,922)			(48)	(47)	(38)	(2,055)
Research and development	(766)	(17)	(2)	(5)		(19)	(809)
Royalty income	72						72
Other operating income/(expense)	-					90	90
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,407	(152)	(1)	(101)	(47)	31	1,137

Net finance costs	(156)			(1)		(2)	(159)

Share of after tax profits of associates and joint ventures	8						8
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,259	(152)	(1)	(102)	(47)	29	986

Taxation	(277)	37		23	5	(72)	(284)
Tax rate %	22.0%						28.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	982	(115)	(1)	(79)	(42)	(43)	702
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	61					(13)	48

Profit attributable to shareholders	921	(115)	(1)	(79)	(42)	(30)	654
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	19.1p	(2.3)p	-	(1.6)p	(0.9)p	(0.7)p	13.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,812						4,812
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Three months ended 30 June 2013

	Core results (before divest- ments) £m	Divest- ments £m	Core results (incl. divest- ments) £m	Intangible amortisation £m	Intangible impairment £m	Major restruct- uring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,373	245	6,618						6,618
Cost of sales	(1,692)	(126)	(1,818)	(109)		(45)			(1,972)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,681	119	4,800	(109)		(45)			4,646

Selling, general and administration	(2,039)	(53)	(2,092)			(99)	(24)	(1)	(2,216)
Research and development	(846)	(1)	(847)	(24)	(135)	(29)		(14)	(1,049)
Royalty income	82		82						82
Other operating income/(expense)	-							(25)	(25)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,878	65	1,943	(133)	(135)	(173)	(24)	(40)	1,438

Net finance costs	(183)		(183)			(1)		(2)	(186)

Profit on disposal of associates								29	29

Share of after tax profits of associates and joint ventures	7		7						7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,702	65	1,767	(133)	(135)	(174)	(24)	(13)	1,288

Taxation	(408)	(16)	(424)	36	35	135		14	(204)
Tax rate %	24.0%		24.0%						15.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,294	49	1,343	(97)	(100)	(39)	(24)	1	1,084
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	64		64					(25)	39

Profit attributable to shareholders	1,230	49	1,279	(97)	(100)	(39)	(24)	26	1,045
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	25.3p	1.0p	26.3p	(2.0)p	(2.1)p	(0.8)p	(0.5)p	0.6p	21.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,855								4,855
	––––––––––––								––––––––––––

Income statement – Core results reconciliation Six months ended 30 June 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	11,174						11,174
Cost of sales	(3,096)	(282)	(14)	(71)		(2)	(3,465)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	8,078	(282)	(14)	(71)		(2)	7,709

Selling, general and administration	(3,733)			(100)	(155)	(38)	(4,026)
Research and development	(1,550)	(40)	(35)	(9)		(34)	(1,668)
Royalty income	142						142
Other operating income/(expense)	-					46	46
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,937	(322)	(49)	(180)	(155)	(28)	2,203

Net finance costs	(317)			(2)		(4)	(323)

Share of after tax profits of associates and joint ventures	9						9
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	2,629	(322)	(49)	(182)	(155)	(32)	1,889

Taxation	(578)	81	9	42	27	(49)	(468)
Tax rate %	22.0%						24.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,051	(241)	(40)	(140)	(128)	(81)	1,421
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	123					(24)	99

Profit attributable to shareholders	1,928	(241)	(40)	(140)	(128)	(57)	1,322
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	40.1p	(5.0)p	(0.8)p	(2.9)p	(2.7)p	(1.2)p	27.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,807						4,807
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Six months ended 30 June 2013

	Core results (before divest- ments) £m	Divest- ments £m	Core results (incl. divest- ments) £m	Intangible amortisation £m	Intangible impairment £m	Major restruct- uring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	12,628	461	13,089						13,089
Cost of sales	(3,421)	(244)	(3,665)	(218)		(65)			(3,948)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	9,207	217	9,424	(218)		(65)			9,141

Selling, general and administration	(3,947)	(100)	(4,047)			(159)	(90)		(4,296)
Research and development	(1,701)	(3)	(1,704)	(49)	(134)	(35)		(31)	(1,953)
Royalty income	195		195						195
Other operating income/(expense)	-							(69)	(69)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	3,754	114	3,868	(267)	(134)	(259)	(90)	(100)	3,018

Net finance costs	(359)		(359)			(3)		(4)	(366)

Profit on disposal of associates								29	29

Share of after tax profits of associates and joint ventures	18		18						18
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	3,413	114	3,527	(267)	(134)	(262)	(90)	(75)	2,699

Taxation	(790)	(28)	(818)	73	35	78	12	34	(586)
Tax rate %	23.1%		23.2%						21.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,623	86	2,709	(194)	(99)	(184)	(78)	(41)	2,113
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	132		132					(25)	107

Profit attributable to shareholders	2,491	86	2,577	(194)	(99)	(184)	(78)	(16)	2,006
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	51.4p	1.8p	53.2p	(4.0)p	(2.0)p	(3.8)p	(1.6)p	(0.4)p	41.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,844								4,844
	––––––––––––								––––––––––––

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group are those described under the headings below.  These are detailed in the ‘Risk factors’ section of the Annual Report 2013 with the exception of the final risk relating to third party oversight which has been added.

Risk that the Group will not develop commercially successful new products;
Risks arising from non-compliance with, or changes to, laws and regulations affecting the Group;
Risk of substantial adverse outcome of litigation and government investigations;
Risk of failing to appropriately collect, review, follow up or report adverse events, which could compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/benefit profile of our products;
Risks of failing to secure and protect intellectual property rights;
Risk to the patient or consumer as a result of the failure by the Group, its contractors or suppliers to comply with good manufacturing practice regulations in commercial manufacturing or through inadequate governance of quality through product development;
Risk of interruption of product supply;
Risk associated with financial reporting and disclosure and changes to accounting standards;
Risk that as the Group’s business models and tax law and practice change over time, the Group’s existing tax policies and operating models are no longer appropriate, or that significant losses arise from treasury investments;
Risk of failing to create a corporate environment opposed to corruption or failing to instill business practices that prevent corruption by employees, complementary workers and through third party interactions and comply with anti-corruption legislation;
Risk associated with commercial or scientific activities that are inconsistent with legal or industry requirements relating to marketing and communications about the Group’s medicines and associated therapeutic areas, including inappropriate interactions with healthcare professionals and failure to provide complete and accurate information related to the Group’s products;
Risk of failing to conduct objective, ethical preclinical and clinical trials, in which the Group protects and inform patients involved in human clinical trials, manage human biological samples according to established ethical standards and regulatory expectations, treat animals ethically and practice good animal welfare, appropriately disclose human subject research for medicinal products and maintain the integrity of the Group’s research data and regulatory filings;
Risk of ineffectively managing environment, health, safety, and sustainability (‘EHSS’) objectives and requirements;
Risk of exposing business critical or sensitive data due to inadequate data governance or information systems security;
Risk of failing to recover and sustain critical operations following a disruption or to respond to a crisis incident, such as a natural disaster, a significant political disruption or a global health emergency, in a timely manner;
Risk that inadequate governance and oversight over third party relationships may result in business interruption.

Directors’ responsibility statement

The Board of Directors approved this document on 23 July 2014.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in existence for the foreseeable future.  For this reason, they continue to adopt the going concern basis in preparing this Interim Management Report.

The Directors of GlaxoSmithKline plc are as follows:

Sir Christopher Gent	Chairman (Non-Executive Director)
Sir Andrew Witty	Chief Executive (Executive Director)
Simon Dingemans	Chief Financial Officer (Executive Director)*
Dr Moncef Slaoui	Chairman, Global R&D & Vaccines (Executive Director)**
Professor Sir Roy Anderson	Independent Non-Executive Director
Dr Stephanie Burns	Independent Non-Executive Director
Stacey Cartwright	Independent Non-Executive Director
Lynn Elsenhans	Independent Non-Executive Director
Judy Lewent	Independent Non-Executive Director, Audit & Risk Committee Chairman
Sir Deryck Maughan	Senior Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Tom de Swaan	Independent Non-Executive Director, Remuneration Committee Chairman
Jing Ulrich	Independent Non-Executive Director
Hans Wijers	Independent Non-Executive Director

*	Mr Dingemans is now responsible for GSK’s Audit & Assurance function
**	Dr Slaoui is now responsible for GSK’s Global Product Quality Office

By order of the Board
Sir Andrew Witty Chief Executive Officer 23 July 2014	Simon Dingemans Chief Financial Officer

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three and six months ended 30 June 2014.  Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.
This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

•	the Balance sheet at 30 June 2014;
•	the Income statement and Statement of comprehensive income for the three and six month periods then ended;
•	the Cash flow statement for the period then ended;
•	the Statement of changes in equity for the period then ended; and
•	the accounting policies and basis of preparation and related notes on pages 35 to 44 (excluding the Pharmaceuticals and Vaccines turnover tables).

As disclosed on page 39, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review
Our responsibilities and those of the Directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.  This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose.  We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 23 July 2014 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 23, 2014

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc